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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

THE CATTLESALE COMPANY
(f/k/a Dynacore Holdings Corporation)
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

26779T 30 8
(CUSIP Number)

Edward McMillan
Chairman
AEI Environmental, Inc.
710 North York Road
Hinsdale, Illinois 60521
(630) 325-7090
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

FEBRUARY 25, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (03/00)	Page 1 of 8 pages

CUSIP No.	13D	Page 2 of 8 Pages

1.	Name of Reporting Person AEI ENVIRONMENTAL, INC. I.R.S. Identification No. of Above Person (Entities Only). (Intentionally Omitted)

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[X]

6.	Citizenship or Place of Organization COLORADO

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 19,184,918

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 19,184,918

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,184,918

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 49%

14.	Type of Reporting Person (See Instructions) CO

STATEMENT ON SCHEDULE 13D
PURSUANT TO RULE 13D-1
UNDER THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1. SECURITY AND ISSUER.

        This Statement on Schedule 13D (this “Statement”) relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”) of The CattleSale Company (f/k/a Dynacore Holdings Corporation), a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 9901 IH-10 West, Suite 800, San Antonio, Texas 78230.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)        — (c) and (f) This statement is being filed by AEI Environmental, Inc., a Colorado corporation (the “Reporting Person”). The Reporting Person is no longer engaged in active business operations. The Reporting Person’s principal business formerly consisted of (i) providing automated systems for waste treatment and control, odor control, chemical delivery and cooling systems in connection with livestock operations and (ii) operating a cattle auction trading service, including a cattle auction and trading service accessible via the internet at the website www.cattlesale.com. The principal executive offices of the Reporting Person are located at 710 North York Road, Hinsdale, Illinois 60521. Attached as Appendix A is information concerning the executive officers and directors of the Reporting Person, which information is required to be disclosed in response to Item 2 and Instruction C to Schedule 13D.

    (d)        During the past five years, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Appendix A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        Except as otherwise provided herein, during the past five years, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Appendix A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	13D	Page 3 of 8 Pages

        In February 2000, David Pequet, a director of the Reporting Person and a retired partner of MPI Investment Management Inc. (“MPI”) and MPI entered into a settlement agreement and consent order (the “Order”) with the Securities and Exchange Commission regarding an Administrative Proceeding arising under the Investment Advisers Act of 1940 (“Advisers Act”). The Order found violations of Sections 206(1), 206(2) and 207 of the Advisers Act related to the receipt of benefits from brokerage commissions generally referred to as “soft dollars”. Under the Order, MPI was censured and Mr. Pequet and the other principal of MPI agreed to disgorge the soft dollar payments in question for 1993 and 1994, pay a civil penalty and cease and desist from any such violations in the future.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On February 25, 2003 (the “Effective Date”) pursuant to the terms and conditions of a Purchase Agreement dated as of the Effective Date (the “Purchase Agreement”), the Reporting Person acquired 9,593,168 shares of Common Stock (representing 49% of the Company’s issued and outstanding Common Stock based on the number of shares issued and outstanding on the Effective Date) and 1,323,000 shares of the Company’s Series B Convertible Preferred Stock (the “Series B Preferred”) having the rights, preferences and limitations set forth in the Second Restated Certificate of Incorporation of the Company (the “Restated Certificate”). The consideration for the shares of Common Stock and Series B Preferred acquired by the Reporting Person was all of the Reporting Person’s right, title and interest in the outstanding limited liability company interests (the “Interests”) of Cattlesale.Com Livestock Commission Co. LLC (“Commission Company”) and CS Auction Productions LLC (“Production Company”, together with the Commission Company, the “Targets”), each a limited liability company organized and existing under the laws of the State of Oregon. The Interests transferred to the Company represent 100% of the outstanding limited liability company interests in the Targets. No cash or other consideration was paid by the Reporting in connection with the acquisition of the Common Stock and the Series B Preferred. The shares of Common Stock and Series B Preferred acquired by the Reporting Person pursuant to the Purchase Agreement are referred to herein as the “Securities”.

        References to, and descriptions of, the Purchase Agreement and the Restated Certificate as set forth in this Statement are qualified in their entirety by reference to the copies of the Purchase Agreement and Restated Certificate included as Exhibits 1 and 2, respectively, to this Statement and are incorporated in this Statement in their entirety where such references and descriptions appear.

ITEM 4. PURPOSE OF TRANSACTION.

    (a)        The response to Item 3 is incorporated herein by reference. Pursuant to the terms of the Purchase Agreement, within six (6) months following the Effective Date, the Company will use its best efforts to register the Securities for resale under the Securities Act of 1933, as amended (the “Securities Act”).

        Pursuant to the terms of the Restated Certificate, each share of Series B Preferred is convertible into 7.25 shares of Common Stock at the option of the holder thereof at any time after the date of issuance. The shares of Series B Preferred rank, with respect to rights to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Company, senior to the Common Stock and any other classes or series of capital stock that the Company may issue in the future, unless the Reporting Person approves the issuance of such securities.

        In connection with the acquisition of the Securities, the Reporting Person agreed to pay a third party not affiliated with the Reporting Person or the Company, a transaction fee consisting of 39,690 shares of Series B Preferred and 287,795 shares of Common Stock.

CUSIP No.	13D	Page 4 of 8 Pages

    (b)        and (c) The response to Item 3 is incorporated herein by reference. The Purchase Agreement provides that until the third anniversary of the Effective Date, the Company will not, directly or indirectly, without the prior written consent of holders of 66% of the then outstanding Series B Preferred and 66% of the then outstanding shares of Common Stock reserved for issuance upon conversion of the Series B Preferred, transfer all or any portion of the Interests or the business of the Targets.

    (d)        The response to Item 3 is incorporated herein by reference. Pursuant to the Purchase Agreement, the board of directors of the Company (the “Board”) was immediately reconstituted following the Effective Date with eight directors and all of the members of the Board immediately prior to the Effective Date resigned effective as of the Effective Date. By action taken by the written consent of the holders of 51% of the outstanding shares of Common Stock immediately following the Effective Date, four persons designated by the Reporting Person and four persons who served as directors of the Company immediately prior to the Effective Date were elected to the Board.

    (e)        The responses to Items 3 and 4(a) are incorporated herein by reference. Pursuant to the Purchase Agreement, the capitalization and dividend policy of the Company was altered by the Company’s filing of its Certificate of Designations, Preferences and Rights of Series A Preferred Stock and Series B Preferred Stock (the “Certificate of Designations”) with the Secretary of State of Delaware. All of the terms and provisions of the Certificate of Designations have been incorporated in the Restated Certificate. A summary of the relevant provisions of the Restated Certificate follows:

        Each share of Series B Preferred is convertible into 7.25 shares of Common Stock, as adjusted for stock splits, stock combinations and similar transactions (the “Conversion Ratio”), at any time at the option of the holder thereof. There will be no change to the Conversion Ratio based on the future trading price or future issuances of the Common Stock. The Series B Preferred is redeemable by the Company upon the occurrence of (i) a merger or consolidation effecting the sale in one or a series of related transactions of all or substantially all of the assets of the Company or a sale of more than fifty percent (50%) of the then outstanding voting securities of the Company, or (ii) at such time, if ever, as the Company shall effect the registration of shares of Common Stock under the Securities Act and realize net proceeds therefrom in excess of $10,000,000 (“Qualified Offering”); provided that not more than 40% of the net offering proceeds of a Qualified Offering shall be applied in the aggregate to the redemption of the Series B Preferred.

        The Series B Preferred will accrue and cumulate dividends at a rate of $.25 per share of Series B Preferred per year, payable when, as and if declared by the Board. Dividends on the Series B Preferred may be paid in cash and/or in shares of Common Stock and/or shares of Series B Preferred. All accrued dividends must be paid before any dividends may be declared or paid on the Common Stock, and shall be paid as an increase in the liquidation preference of the Series B Preferred payable upon the liquidation, dissolution or winding up of the Company.

        In the event of a liquidation, dissolution or winding up of the Company, the holders of the Series B Preferred are entitled to a liquidation preference payment per share equal to $10.00 per share plus all accrued or declared but unpaid dividends. A merger, consolidation or sale of the Company will not be treated as a liquidation event.

CUSIP No.	13D	Page 5 of 8 Pages

        Holders of the Series B Preferred generally will vote together with the holders of shares of Common Stock, with each share of Series B Preferred representing one vote. However, the holders of the Series B Preferred will be entitled to a separate class vote with respect to certain matters, including (i) the creation of a class or series of stock having preferences or privileges senior to or on a parity with the Series B Preferred and (ii) any amendment or waiver of any provision of the Restated Certificate that would adversely affect the rights, privileges and preferences of the Series B Preferred.

        This Item 4(e) does not provide a complete description of the provisions of the Restated Certificate applicable to the Series B Preferred, and such description is qualified in its entirety by reference to the full text of the Restated Certificate, which is listed as an exhibit and is attached hereto.

    (f)        The response to Item 3 is incorporated herein by reference. As a result of its acquisition of the Targets, the Company is engaged in the business of operating a cattle auction trading service, including a cattle auction and trading service accessible via the internet at the website www.cattlesale.com

    (g)        The Restated Certificate as filed with the Secretary of State of Delaware. Certain terms and conditions of the Restated Certificate are described in Item 4(e) above.

    (h)        Not applicable.

    (i)        Not applicable.

    (j)        Not applicable.

        Except as set forth above in this Statement (including the documents attached as exhibits hereto), the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)        and (b) The amount shown as beneficially owned by the Reporting Person represents the shares of Common Stock acquired by the Reporting Person pursuant to the Purchase Agreement and an additional 9,591,750 shares of Common Stock into which the shares of Series B Preferred acquired by the Reporting Person may presently be converted, which would represent in the aggregate approximately 49% of the shares of Common Stock outstanding assuming the conversion of all outstanding shares of Series B Preferred and Series A Convertible Preferred Stock of the Company (“Series A Preferred”).

        The approximate percentage of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 9,984,726 shares of Common Stock outstanding as of February 25, 2003, as represented to the Reporting Person by the Company, plus shares currently issuable, or which will become issuable within the next 60 days, upon the conversion of shares of Series B Preferred and Series A Preferred.

CUSIP No.	13D	Page 6 of 8 Pages

        The Reporting Person has sole voting and dispositive power over the subject shares held by the Reporting Person. Please see Items 7, 8, 9, 10, 11, and 13 of the cover sheet for the Reporting Person.

    (c)        Except as set forth herein, the Reporting Person has not effected any transaction in the Common Stock of the Company during the past 60 days.

    (d)        Except as set forth herein, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, subject securities held by the Reporting Person.

    (e)        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The response to Items 3 and 4(a) are incorporated herein by reference. In connection with the execution and delivery of the Purchase Agreement, the Reporting Person entered into an escrow and security agreement (the “Escrow and Security Agreement”) with Pitney, Hardin, Kipp & Szuch LLP (the “Agent”), counsel to the Reporting Person in connection with the transactions consummated pursuant to the Purchase Agreement. Pursuant to the Escrow and Security Agreement, the Reporting Person caused to be deposited with the Agent certificates evidencing all of the Securities. The Escrow and Security Agreement grants the Agent a lien on the Securities such that if the financial obligations of the Reporting Person to the Agent at closing of the transactions under the Purchase Agreement are not satisfied by the first anniversary of the Effective Date, the Agent will have the right to sell the Securities to satisfy those obligations. The Escrow and Security Agreement provides that the certificates evidencing the Securities are to be delivered to the Reporting Person upon the later to occur of (i) March 25, 2003 and (ii) the date on which the Reporting Person’s outstanding financial obligations to the Agent are satisfied. This Item 6 does not provide a complete description of the provisions of the Escrow and Security Agreement and such description is qualified in its entirety by reference to the full text of the Escrow and Security Agreement, which is listed as an exhibit and is attached hereto.

        The shareholders of the Reporting Person and the holders of the Senior Secured Convertible Promissory Notes of the Reporting Person (the “Promissory Notes”) have approved a Plan of Reorganization of the Reporting Person pursuant to which upon release of the Securities by the Agent all of the Securities will be distributed to the holders of the Promissory Notes and other creditors of the Reporting Person and any balance will be distributed to the shareholders of the Reporting Person.

        Other than as described in this Statement, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Company, including, but not limited to, transfers or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No.	13D	Page 7 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Description

_________________

1.     Purchase Agreement, made and effective as of February 25, 2003, by and between Dynacore Holdings Corporation and AEI Environmental, Inc.

2.     Second Restated Certificate of Incorporation of Dynacore Holdings Corporation

3.     Escrow and Security Agreement, made and effective as of February 25, 2003, by and between AEI Environmental, Inc. and Pitney, Hardin, Kipp & Szuch LLP.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

AEI ENVIRONMENTAL, INC. By: /s/ Edward McMillan ————————————— Edward McMillan Chairman and Chief Executive Officer

CUSIP No.	13D	Page 8 of 8 Pages

APPENDIX A

Executive Officers and Directors of AEI Environmental, Inc.

        Unless otherwise indicated below, each director and executive officer of the Reporting Person is a U.S. citizen and has his or her business address c/o AEI Environmental, Inc., 710 North York Road, Hinsdale, Illinois 60521.

NAME	PRINICIPAL OCCUPATION OR EMPLOYMENT

David W. Pequet, Director	President, MPI Investment Management, Inc., 710 No
Hinsdale, Illinois 60521.

Mark A. Margason, Director	Managing Partner, MPI Investment Management, Inc.,
York Road, Hinsdale, Illinois 60521.

Edward McMillan, Chairman, CEO	Concord Partners, LLC, Mark Twain Plaza, Suite 325
Vandalia Street, Edwardsville, Illinois

Douglas Dyer, Director	Partner, Brennan Dyer & Company, LLC, 735 Broad St
Suite 218, Chattanooga, Tennessee 37402

Exhibit 1

EXECUTION COPY

PURCHASE AGREEMENT

by and between

AEI ENVIRONMENTAL, INC.,

as Seller

and

DYNACORE HOLDINGS CORPORATION,

as Purchaser

Dated as of February 25, 2003

SCHEDULES

SCHEDULE I                 Certain Defined Terms
SCHEDULE II                Addresses for Notices
SCHEDULE III               Disclosure Schedule

EXHIBITS

EXHIBIT A                  Most Recent Balance Sheet
EXHIBIT B                  Form of Certificate of Designations of Convertible Redeemable Preferred Stock
EXHIBIT C                  Form of Restrictive Legend
EXHIBIT D                  Transition Plan Summary and Preliminary Budget
EXHIBIT E                  List of CattleSale Employees to Execute Employment Agreements
EXHIBIT F                  Form of Employment Agreement
EXHIBIT G-1                Form of Seller Escrow Agreement
EXHIBIT G-2                Form of Purchaser Escrow Agreement
EXHIBIT H                  Officers of Purchaser Post-Closing
EXHIBIT I                  Persons to Execute Employment Agreements

PURCHASE AGREEMENT

        PURCHASE AGREEMENT, dated as of February 25, 2003, by and between AEI ENVIRONMENTAL, INC., a corporation organized and existing under the laws of the State of Colorado (“Seller”); and DYNACORE HOLDINGS CORPORATION, a corporation organized and existing under the laws of the State of Delaware (“Purchaser”).

W I T N E S S E T H:

        WHEREAS, the Seller owns all of the issued and outstanding limited liability company interests (“Interests”) of each of Cattlesale.Com Livestock Commission Co. LLC (“Commission Company”) and CS Auction Productions LLC (“Production Company”, together with Commission Company, “Targets”), each a limited liability company organized and existing under the laws of the State of Oregon; and

        WHEREAS, the Seller, through the Targets, conducts a cattle auction trading service business which includes a cattle auction and trading service accessible via the internet at the website www.cattlesale.com (the “Business”); and

        WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, the Interests upon the terms and subject to the conditions set forth herein.

        NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby covenant and agree as follows:

        SECTION 1. Certain Defined Terms. Capitalized terms used and not otherwise defined in the body hereof are used herein as defined in Schedule I hereto.

        SECTION 2. Purchase and Sale of the Interests. (a) The Purchase Transaction. On the Closing Date and subject to the terms and conditions set forth in this Agreement, the Seller will sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser will purchase and acquire from the Seller all right, title and interest in and to the Interests in consideration of the Purchase Price.

    (b)        Purchase Price. On the Closing Date and at the Closing, the Purchaser shall pay to the Seller, in consideration for the Interests, the purchase price (the “Purchase Price”) which shall consist of: (i) 1,323,000 shares of Series B Convertible Redeemable Preferred Stock of Purchaser having the rights, preferences and limitations set forth in the Certificate of Designations (“Certificate of Designations”) of Convertible Redeemable Preferred Stock attached as Exhibit B hereto (“Series B Shares”); and (ii) 9,593,168 shares (“Common Shares”) of common stock, par value $.01 per share, of Purchaser (“Common Stock”). (The Series B Shares and the Common Shares to be acquired by the Seller in connection with the Purchase Price are hereinafter referred to as the “Securities.”) At Closing, the number of Common Shares included in the Purchase Price shall represent 49% of the Fully Diluted Common Shares immediately prior to the Closing.

    (c)        Additional Closing Transactions. Concurrent with the purchase and sale of the Interests, the Purchaser shall issue to the holders of record of the Common Stock immediately prior to the Closing (i) 1,127,000 Series B Shares and (ii) 250,000 shares of Series A Convertible Redeemable Preferred Stock of the Purchaser having the rights, preferences and limitations set forth in the Certificate of Designations.

    (d)        Closing. The closing (the “Closing”) of the Transactions shall take place at the offices of Seller’s counsel, Pitney, Hardin, Kipp & Szuch LLP, 685 Third Avenue, New York, New York 10017-4024, commencing at 1:00 p.m. New York time on February 25, 2003 or, if any conditions necessary to consummate the Closing have not been met by such date, then within three (3) Business Days thereafter, or on such other date as Purchaser and Seller mutually determine in writing (the “Closing Date”). Unless otherwise specified herein, all Transactions shall occur simultaneously. Notwithstanding the time or date of the Closing, but subject to all of the terms and conditions set forth in this Agreement, the parties hereto agree as follows: (i) the Closing shall be deemed to have occurred as of the Effective Time and the Targets shall be operated for the benefit and account of the Purchaser from and after the Effective Time; (ii) all profits and losses of the Targets from and after the Effective Time shall be for the account of, and allocated to, the Purchaser; and (iii) all Taxes attributable to the operations of the Targets from and after the Effective Time shall be for the account of, and paid by, the Purchaser. Notwithstanding the foregoing, the Seller shall operate the Business from and after the Effective Time until the Closing Date in the Ordinary Course of Business consistent with prior practices.

    (e)        Deliveries at the Closing. At the Closing: (i) the Seller shall deliver to the Purchaser: (A) the various certificates, instruments, and documents specified in Section 9(a) hereof, (B) valid and appropriate assignments evidencing and effecting the transfer to the Purchaser of the Interests and (C) all other documents necessary or required to fully satisfy the Seller’s obligations hereunder; and (ii) the Purchaser shall deliver to the Seller: (A) the various certificates, instruments, and documents specified in Section 9(b) hereof, (B) certificates evidencing the Securities registered in the name of the Seller bearing the restrictive legend set forth on Exhibit C attached hereto, and (C) all documents necessary or required to fully satisfy the Purchaser’s obligations hereunder.

    (f)        Escrow. Notwithstanding anything herein to the contrary, at the Closing the Purchaser shall deliver (i) certificates evidencing the Securities to the Seller Escrow Agent to be held and eventually delivered by the Seller Escrow Agent to the Seller in accordance with the terms and conditions of the Seller Escrow Agreement and (ii) certificates evidencing the securities referred to in Section 2(c) hereof to the Purchaser Escrow Agent to be held and eventually delivered by the Purchaser Escrow Agent to the holders of Common Stock immediately prior to the Closing in accordance with the terms and conditions of the Purchaser Escrow Agreement .

        SECTION 3. Representations and Warranties Concerning the Transactions. (a) Representations and Warranties of the Seller. As an inducement to the Purchaser to enter into this Agreement, except as set forth in Schedule III hereto (with reference to the section and, if applicable, subsection or clause to which such exception relates), the Seller represents and warrants to the Purchaser as provided below:

    (i)        Organization of the Seller. The Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Colorado.

    (ii)        Authorization of Transactions. The Seller has full power and authority to execute, deliver, and perform its obligations hereunder and to consummate the Transactions. This Agreement, and each other document to be delivered by the Seller at the Closing, constitute the legal, valid, and binding obligation of the Seller, enforceable against the Seller in accordance with their respective terms and conditions. The Seller is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of, any Governmental Authority in order to consummate the Transactions.

    (iii)        Non-contravention. The execution, delivery, and performance of this Agreement by Seller, and the consummation of the Transactions, shall not: (A) violate any Law or Governmental Order applicable to the Seller or any provision of the Seller’s charter or bylaws; or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Person any right to accelerate, terminate, modify, or cancel, or require any notice under, any Contract to which the Seller is a party, by which it is bound, or to which any of its assets is subject.

    (iv)        Interests. The Seller holds of record, and owns beneficially, all of the Interests, free and clear of any Security Interests or other restrictions on transfer (other than any restrictions under the Securities Act and state securities Laws). The Seller is not a party to any option, warrant, purchase right, or other Contract that could require the Seller to sell, transfer, or otherwise dispose of any limited liability company interests of either Target (other than this Agreement). The Seller is not a party to any voting trust, proxy, or other Contract with respect to the voting of any limited liability company interests of either Target.

    (v)        Restricted Securities. The Seller understands that the Securities have not been registered under the Securities Act or any state securities laws, by reason of a specific exemption from the registration provisions of the Securities Act and any state securities laws. The Seller understands that the Securities are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Seller must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

    (b)        Representations and Warranties of the Purchaser. As an inducement to the Seller to enter into this Agreement, except as set forth in Schedule III hereto (with reference to the section and, if applicable, subsection or clause to which such exception relates), the Purchaser hereby represents and warrants to the Seller as provided below:

    (i)        Organization of the Purchaser. The Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.

    (ii)        Authorization of Transactions. The Purchaser has full power and authority to execute, deliver, and perform its obligations hereunder and to consummate the Transactions. This Agreement and each other document to be delivered by the Purchaser at the Closing, constitute the legal, valid, and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their respective terms and conditions. The Purchaser is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of, any Governmental Authority in order to consummate the Transactions.

    (iii)        Non-contravention. The execution, delivery, and performance of this Agreement by Purchaser, and the consummation of the Transactions, shall not: (A) violate any Law or Governmental Order applicable to the Purchaser or any provision of the Purchaser’s charter or bylaws; or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Person any right to accelerate, terminate, modify, or cancel, or require any notice under, any Contract to which the Purchaser is a party, by which it is bound, or to which any of its assets is subject.

        SECTION 4. Additional Representations and Warranties of the Purchaser. As an inducement to the Seller to enter into this Agreement, except as set forth in Schedule III hereto (with reference to the section and, if applicable, subsection or clause to which such exception relates), the Purchaser represents and warrants to the Seller as provided below:

    (a)        SEC Statements, Reports and Documents. The Purchaser has filed all forms, reports, statements and other documents required to be filed by it with the SEC since January 1, 2000, and has heretofore delivered to the Seller true and complete copies of (A) all registration statements (on a form other than Form S-8) filed by it with the SEC since January 1, 2000, (B) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2000 and December 31, 2001, respectively, (C) all proxy statements relating to the Purchaser’s meetings of stockholders (whether annual or special) held since January 1, 2001, (D) all other Forms 10-K and 10-Q filed by it with the SEC since January 1, 2001, (E) all Forms 8-K filed by it with the SEC since January 1, 2002 and (F) all amendments and supplements to all such reports and registration statements filed by Purchaser with the SEC (the documents referred to in clauses (A), (B), (C), (D), (E) and (F) being hereinafter referred to as the “SEC Reports”). As of their respective dates, the SEC Reports complied, to the best of the Purchaser’s Knowledge, in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact require to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements (including any related notes) of the Purchaser included in the SEC Reports (X) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (Y) were prepared in conformity with GAAP applied on a consistent basis throughout the periods covered (except as otherwise stated in the financial statements), and (Z) present fairly in all material respects the financial position, results of operations and changes in financial position of Purchaser as of and for such periods. The balance sheet of the Purchaser as at September 30, 2002, including the notes thereto, is hereinafter referred to as the “Purchaser Balance Sheet.”

    (b)        Undisclosed Liabilities. The Purchaser has no Liability or obligation, except for: (i) such Liabilities and obligations set forth on the face of the Purchaser Balance Sheet; (ii) Liabilities and obligations which have arisen after the date of the Purchaser Balance Sheet in the Ordinary Course of Business and (iii) Liabilities or obligations disclosed or reflected in this Agreement (including the Schedules and Exhibits).

    (c)        Events Subsequent to Date of the Purchaser Balance Sheet. Since the date of the Purchaser Balance Sheet, there has not been any material adverse change in the business, financial condition, operations, results of operations, or future prospects of the Purchaser nor has there occurred or arisen any event, condition or state of facts of any character that could reasonably be expected to result in such a material adverse change. Without limiting the generality of the foregoing, since the date of the Purchaser Balance Sheet, Purchaser has not, except for the Transactions expressly contemplated by this Agreement and the dividend which consisted of Units of Beneficial Interest in the Dynacore Patent Litigation Trust distributed to the holders of Common Stock of record on December 20, 2002: (a) made any declaration, setting aside or payment of any dividend or distribution in respect of the shares of its capital stock or any redemption, purchase or other acquisition of any of its securities, or (b) entered into any agreement to take any of the actions described in this Section 4(c).

    (d)        Legal Compliance. The Purchaser has, to the best of its Knowledge, complied in all material respects with all applicable material Laws and Governmental Orders, and no Action has been filed or commenced against Purchaser alleging any failure to so comply.

    (e)        Litigation. Except as disclosed in the SEC Reports, the Purchaser: (i) is not subject to any outstanding Governmental Order; or (ii) is not a party to or, to the Knowledge of the Purchaser, is not threatened to be made a party to, any Action. The Purchaser is not aware of any Action which could result in a material adverse change in the business, financial condition, operations, or results of operations, of the Purchaser.

    (f)        Authorization of the Securities. The issuance, sale and delivery of the Securities have been duly authorized by all requisite corporate action of the Purchaser, and when so issued, sold and delivered, the Securities will be validly issued and outstanding, fully paid and non-assessable, with no personal liability attaching to the ownership thereof, and not subject to preemptive or any other similar rights of the stockholders of the Purchaser or others. The Series B Shares have the designations, powers, preferences and other special rights, and the qualifications, limitations and restrictions as set forth in the Certificate of Designations, attached hereto as Exhibit B.

    (g)        Authorization of Reserved Shares. The issuance, sale and delivery of the shares of Common Stock reserved for issuance upon conversion of the Series B Shares (“Reserved Shares”) have been, or will be immediately subsequent to the Closing, duly authorized by all requisite corporate action of the Purchaser and the Reserved Shares have been, or will be, as the case may be, duly reserved for issuance upon conversion of all or any of the Series B Shares and when so issued, sold and delivered, the Reserved Shares will be validly issued and outstanding, fully paid and non-assessable with no personal liability attaching to the ownership thereof, and not subject to preemptive or any other similar rights of the stockholders of the Purchaser or others.

    (h)        Capitalization. As of the date of this Agreement, the authorized capital stock of the Purchaser consists of (i) 30,000,000 shares of Common Stock, of which an aggregate of 10,734,726 shares are issued and outstanding or are reserved for issuance upon the exercise of options to purchase shares of Common Stock outstanding as of the date of this Agreement, and (ii) 5,000,000 shares of preferred stock, of which no shares are issued and outstanding. The shares of Common Stock issued and outstanding are duly authorized, validly issued, are fully paid and non-assessable. Prior to the Closing or immediately subsequent thereto, the Purchaser shall cause the number of authorized shares of Common Stock to be increased by 20,000,000 shares so that, thereafter, there shall be a total of 50,000,000 shares of Common Stock authorized for issuance. None of the shares of Common Stock issued and outstanding have been issued in violation of any preemptive rights. Except as set forth on Section 4(h) of the Disclosure Schedule, there are, and immediately upon consummation at the Closing of the Transactions there will be, no preemptive or similar rights to purchase or otherwise acquire shares of capital stock of the Purchaser pursuant to any provision of law, the charter of bylaws of the Purchaser, in each case as amended to the date hereof, or any agreement to which the Purchaser is a party, or otherwise, except as contemplated by this Agreement; and there is, and immediately upon consummation at the Closing of the Transactions there will be, no agreement, restriction or encumbrance (such as a right of first refusal, right of first offer, proxy, voting agreement, etc.) with respect to the sale or voting of any shares of capital stock of the Purchaser (whether outstanding or issuable upon conversion or exercise of outstanding securities). All shares of Common Stock and other securities issued by the Purchaser prior to the Closing have been issued in transactions either registered under or exempt from registration under the Securities Act and the Corporation has not violated the Securities Act or any state securities or blue sky laws in connection with the issuance of any shares of Common Stock or other securities prior to the Closing. Upon consummation of the Transactions, the Seller will acquire good, valid and marketable title to the Securities free and clear of all Security Interests.

    (i)        Disclosure. This Agreement does not contain any untrue statements by the Purchaser of a material fact or omit to state a material fact necessary to be stated to make the statements by the Purchaser contained herein not false or misleading.

    (j)        Finders’ Fees. The Purchaser has not retained any financial advisor, broker, agent or finder on account of this Agreement or the Transactions.

    (j)        Contracts. Section 4(j) of the Disclosure Schedule identifies each agreement material to the business, financial condition and operations of the Purchaser.

    (k)        Certain Liabilities. (i) As of the date of this Agreement, the Purchaser has outstanding loans to the Dynacore Patent Litigation Trust (the “Trust”) of $842,940 on account of the Purchaser’s obligation to loan the Trust up to $1 million to enable the Trust to pay expenses of the Trust. The Purchaser is required to loan the Trust an additional $157,060 (“Additional Funding Obligation”). Except for the Additional Funding Obligation, the Purchaser has no obligation to loan additional funds to the Trust. Any loans to the Trust in excess of the Additional Funding Obligation will be made only upon the approval of the Board of Directors of the Purchaser as constituted after the Closing.

    (ii)        Notwithstanding that the Purchaser’s consolidated financial statements reflect a Liability on account of the Purchaser’s German subsidiary’s pension plan, to the Knowledge of the Purchaser based solely upon the advice of German counsel to the Purchaser which advice has been based on information provided by the Purchaser and upon the insolvency laws of Germany now in effect, the Purchaser will have only a de minimis obligation, if any, with respect to such Liability in the event the pension plan with respect to which the obligation arose is terminated.

        SECTION 5. Additional Representations and Warranties of the Seller. As an inducement to the Purchaser to enter into this Agreement, except as set forth in Schedule III hereto (with reference to the section and, if applicable, subsection or clause to which such exception relates), the Seller represents and warrants to the Purchaser as provided below with respect to the Targets:

(a)	Organization, Qualification, and Corporate Power. Each Target is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Oregon. Each Target is duly authorized to conduct business, and is in good standing under the laws of each jurisdiction where the conduct of its business requires qualification. Each Target has full corporate power and authority, and all licenses, permits, and authorizations necessary, to carry on its portion of the Business and to own and use the properties owned and used by it in each jurisdiction in which it conducts business. Each employee of the Targets who is required to be licensed in order to perform his duties on behalf of the Targets is duly licensed. A list of each such license, permit and authorization, and the name of the Person to whom it has been issued, is set forth in Section 5(a) of the Disclosure Schedule. The Seller has delivered to the Purchaser correct and complete copies of the organization document and operating agreement of each Target (as amended to date). Neither Target is in default under, or in violation of, any provision of its organization document or operating agreement. Except as set forth in Section 5(a) of the Disclosure Schedule, the Business is conducted solely through Seller and the Targets and not, in whole or in part, through any other Person.

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(b)	Capitalization. Each Target has outstanding one (1) Interest. All of the Interests are duly authorized, validly issued, fully paid, and non-assessable, and are held of record by the Seller. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts that could require either Target to issue, sell, or otherwise cause to become outstanding any of its Interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to either Target. There are no voting trusts, proxies, or other Contracts with respect to the voting of the Interests.

(c)	Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the Transactions, shall: (i) violate any Law or Governmental Order applicable to either Target or any provision of the charter or operating agreement of either Target; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify, or cancel, or require any notice under, any Contract to which either Target is a party, by which it is bound, or to which any of its assets is subject (or result in the imposition of any Security Interest upon either Target’s assets). Neither Target is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of, any Governmental Authority in order for the parties to consummate the Transactions.

(d)	Title to Assets. Each Target has good and marketable title to, or a valid leasehold interest in, the properties and assets used by such Target in the conduct of the Business located on its premises, shown on the unaudited consolidated balance sheet of the Targets as of November 30, 2002 (the “Most Recent Balance Sheet”), or acquired after the date of the Most Recent Balance Sheet.

(e)	Subsidiaries. Neither Target has any Subsidiaries.

(f)	Financial Statements. Attached as Exhibit A hereto is a copy of the Most Recent Balance Sheet: The Most Recent Balance Sheet fairly presents in all material respects the consolidated financial condition of the Targets as of November 30, 2002; provided that the Most Recent Balance Sheet is subject to normal year-end adjustments (which are not expected to be material, individually or in the aggregate) and lack footnotes and other presentation items.

(g)	Events Subsequent to Most Recent Balance Sheet. Since the date of the Most Recent Balance, there has not been any material adverse change in the business, financial condition, operations, results of operations, or future prospects of either Target nor has there occurred or arisen any event, condition or state of facts of any character that could reasonably be expected to result in such a material adverse change. Without limiting the generality of the foregoing, since the date of the Most Recent Balance Sheet, neither Target has, except for the Transactions expressly contemplated by this Agreement: (a) made any declaration, setting aside or payment of any dividend or distribution in respect of the Interests or any redemption, purchase or other acquisition of any of its securities, or (b) entered into any agreement to take any of the actions described in this Section 5(g).

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(h)	Undisclosed Liabilities. Neither Target has any Liability or obligation, except for: (i) such liabilities and obligations set forth on the face of the Most Recent Balance Sheet; (ii) liabilities and obligations which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business and (iii) liabilities or obligations disclosed or reflected in this Agreement (including the Schedules and Exhibits).

(i)	Legal Compliance. Each Target has, to the best of its Knowledge, complied in all material respects with all applicable material Laws and Governmental Orders, and no Action has been threatened, filed or commenced against either Target alleging any failure to so comply.

(j)	Tax Matters. (i) All Taxes owed by either Target, including, without limitation, estimated Taxes, have been paid within the time and in the manner prescribed by law, or the payment of such Taxes has been provided for by the respective Target. There are no Security Interests on any of the assets of either Target that arose in connection with any failure (or alleged failure) to pay any Tax.

(ii)	Each Target has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, member, or other Person.

(iii)	Neither Target has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency applicable thereto.

(iv)	There are no audits, suits, claims, assessments or other administrative proceedings pending with respect to any Taxes and no taxing authority has notified the Seller that it intends to investigate its tax affairs.

(v)	The charges, accruals and reserves for Taxes due, or accrued but not yet due, relating to the income, properties or operations of the Targets for any period prior to the Effective Date (and, with respect to any taxable period that includes but does not end on the Effective Date, the portion of such period that ends on and includes the Effective Date) as reflected on the Targets books and records are adequate to cover such Taxes.

(k)	Real Property. (i) The Targets own no real property.

(ii)	Section 5(k)(ii) of the Disclosure Schedule lists and describes briefly all real and personal property leased to either Target and used in the conduct of the Business. The Seller has delivered to the Purchaser correct copies of the leases and subleases listed therein. With respect to each lease and sublease specified therein, to the Seller’s Knowledge:

(A)	such lease or sublease is legal, valid, binding, enforceable, and in full force and effect;

(B)	except for prohibitions against assignments specified therein, the effectiveness and validity of such lease or sublease shall not be affected by the execution of this Agreement or the consummation of the Transactions;

(C)	no party to such lease or sublease is in material breach or default thereunder, and no event has occurred which, with the giving of notice, lapse of time, or both, would constitute a material breach or default thereunder, or permit termination, modification, or acceleration thereof;

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(D)	no party to such lease or sublease has repudiated any provision thereof;

(E)	there are no disputes, oral agreements, or forbearance programs in effect as to such lease or sublease;

(F)	with respect to each sublease, if any, the representations and warranties set forth in clauses (A) through (E) hereof are true and correct with respect to the underlying lease therefor; and

(G)	neither Target has assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in such leasehold or sub-leasehold.

(l)	Intellectual Property. (i) Each Target owns or has the right to use all Intellectual Property used by it in the operation of the Business as presently conducted. Each item of Intellectual Property owned or used by the Targets immediately prior to the Closing shall be owned or available for use by the Purchaser or the Targets on substantially the same terms and conditions immediately subsequent to the Closing.

    (ii)        Except as set forth in Section 5(l)(ii) of the Disclosure Schedule, to the Seller’s Knowledge, neither Target has, in any material respect, interfered with, infringed upon, or misappropriated any Intellectual Property rights of any Person, and neither the Seller, nor any director, manager or officer of either Target, has received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, or misappropriation.

(iii)	Section 5(l)(iii) of the Disclosure Schedule identifies all of the following items that are used in the conduct of the Business as presently conducted and owned by the Seller or the Targets: (A) registered Intellectual Property; (B) applications for registration of Intellectual Property; (C) Contracts with respect to the Intellectual Property of the Targets; and (D) material unregistered Intellectual Property. The Seller has delivered to the Purchaser correct and complete copies of each of the foregoing. With respect to each such item, except as noted on the Disclosure Schedule with respect thereto:

(A)	Each Target possesses all right, title, and interest therein, free and clear of any Security Interest;

(B)	such Intellectual Property is not subject to any Governmental Order;

(C)	no Action is pending nor, to the Knowledge of the Seller, is threatened which challenges the legality, validity, enforceability, use, or ownership thereof; and

(D)	neither Target has ever agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect thereto.

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    (m)        Tangible Assets. The tangible assets of the Targets have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear), and are reasonably suitable for the purposes for which they are presently is used.

    (n)        Contracts. Except as set forth on Section 5(n) of the Disclosure Schedule, to the Seller’s Knowledge, neither Target is a party to:

    (i)        any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $50,000.00 per annum;

    (ii)        any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one (1) year, result in a material loss to such Target, or involve consideration in excess of $50,000.00;

    (iii)        any agreement concerning a partnership or joint venture (other than as operating units of the Business);

    (iv)        any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $50,000.00 or under which it has imposed a Security Interest on any of its assets (tangible or intangible);

    (v)        any confidentiality or non-competition agreement, excluding any such agreements executed in connection with the negotiation of this Agreement and the consummation of the Transactions;

    (vi)        any agreement with the Seller and its Affiliates (other than as operating units of the Business);

    (vii)        any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other material plan or arrangement for the benefit of its current or former directors, officers, or employees;

    (viii)        any collective bargaining agreement;

    (ix)        any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis providing annual compensation in excess of $100,000.00 or providing severance benefits;

    (x)        any agreement under which it has advanced or loaned any amount to any of its directors, officers, or employees outside of the Ordinary Course of Business;

    (xi)        any agreement under which the consequences of a default or termination could have a material adverse effect on the business, financial condition, operations, results of operations, or future prospects of such Target;

    (xii)        any other agreement, or group of related agreements, the performance of which involves consideration in excess of $100,000.00; or

    (xiii)        any agreement entered into outside of the Target’s Ordinary Course of Business.

    (o)        Powers of Attorney. There are no outstanding powers of attorney executed on behalf of either Target.

    (p)        Insurance. Section 5(p) of the Disclosure Schedule contains a true and correct description of all material policies of insurance (and fidelity or similar bonds) covering the Targets which are currently in full force and effect. All premiums with respect to such insurance policies have been paid on a timely basis and no notice of cancellation or termination has been received with respect to any such policy. There are no pending claims against such insurance by the Seller or either of the Targets as to which the insurers have denied coverage or otherwise reserved rights. Neither the Seller nor either Target has been refused any insurance with respect to the Targets’ assets or operations, nor has their respective coverage been limited, by any insurance carrier to which it has applied for any such insurance.

    (q)        Litigation. Neither Target: (i) is subject to any outstanding Governmental Order; or (ii) is a party to or, to the Knowledge of Seller, is threatened to be made a party to, any Action. Seller is not aware of any Action which could result in a material adverse change in the business, financial condition, operations, or results of operations, of either Target.

    (r)        Employees. (i) Neither Target is a party to, or bound by, any collective bargaining agreement, nor has either Target experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. There are no controversies between the Targets and any of their employees which might reasonably be expected to have a material adverse effect on the conduct of the Business or operations of the Targets. There are no unfair labor arbitration proceedings pending or, to the Knowledge of the Seller, threatened relating to the conduct of the Business or operations of the Targets.

    (ii)        Section 5(r)(ii) of the Disclosure Schedule lists the names of all of the employees of each Target and describes their respective responsibilities and the date each employee was hired by the applicable Target. Also set forth therein is a description of any bonus which the Seller or either Target is obligated to pay to any employee either prior to or subsequent to the Effective Date and the amount of any vacation time expected to be accrued by each employee as of the Effective Date.

    (s)        Employee Benefits. Neither Target has any Employee Benefit Plan.

    (t)        Guaranties. Neither Target is a guarantor or is otherwise liable for any Liability or obligation (including indebtedness) of any Person.

    (u)        Environmental, Health, and Safety Matters. (i) Each Target has obtained and complied with in all material respects all permits, licenses, and other authorizations that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of its facilities and the operation of the Business.

    (ii)        Neither Target has received any written or oral notice, report, or other information regarding any actual or alleged violation of Environmental, Health, and Safety Requirements.

    (iii)        Neither Target has treated, stored, disposed of, arranged for, or permitted the disposal of, transported, handled, or released, any substance, including, without limitation, any hazardous substance, or knowingly owned or operated any property or facility in a manner that has given or would give rise to material liabilities of the Targets, including any Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages, or fees and disbursements of counsel, in each case, pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), the Solid Waste Disposal Act, as amended (“SWDA”), the Resource Conservation Recovery Act, as amended (“RECRA”) or any other Environmental, Health, and Safety Requirements.

    (v)        Software. (i) Section 5(v)(i) of the Disclosure Schedule contains a true and correct list of all Target Software. A Target, as applicable, is the sole and exclusive owner of the Target Software.

    (ii)        Section 5(v)(ii) of the Disclosure Schedule contains a true, correct, complete and accurate list of all Third Party Software which is used by a Target or held for use by a Target in connection with the Business and sets forth the term of each license or agreement related thereto. Except as set forth in Section 5(v)(ii) of the Disclosure Schedule, the Third Party Software is used pursuant to an agreement or license and each such agreement or license is valid and enforceable and in full force and effect and no Target nor any licensor is in material default under or in material breach of any such license or agreement.

    (iii)        The Target Software and the Third Party Software and the Targets’ rights therein are sufficient and adequate to conduct the Business to the full extent the Business is conducted as of the date of this Agreement and as the Business will be conducted as of the Effective Date. Except as set forth in Section 5(v)(iii) of the Disclosure Schedule, consummation of the Transactions will not result in an impairment of the rights of the Targets to any of the Target Software or any increase of any license fees with respect to any of the Third Party Software. All Target Software and any Third Party Software that is incorporated into the Target Software perform in accordance with the documentation and other written material used in connection with the Target Software and Third Party Software and is in machine readable form. To the Knowledge of Seller, the Target Software and, the Third Party Software is free of material defects in operations. Except as set forth in Section 5(v)(iii) of the Disclosure Schedule, to the Knowledge of Seller, the Target Software and the Third Party Software contain no Disabling Devices.

    (w)        Full Disclosure. This Agreement does not contain any untrue statements by the Seller of a material fact or omit to state a material fact necessary to be stated to make the statements by the Seller contained herein not false or misleading.

    (x)        Finders’ Fees. Except as disclosed in Section 5(x) of the Disclosure Schedule, the Seller has not retained any financial advisor, broker, agent or finder on account of this Agreement or the Transactions.

        SECTION 6. Pre-Closing Covenants. From the period commencing on the date of this Agreement and ending on the earlier of the Closing or the termination of this Agreement in accordance with the terms hereof, the parties hereto shall comply with each of the following covenants:

    (a)        General. Each party hereto shall use its best efforts to take all action and to do (or cause to be done) all things necessary, proper, or advisable in order to consummate and make effective the Transactions (including satisfaction of the Closing conditions set forth in Section 7 hereof).

    (b)        Notices and Consents. Each party shall give any notices to third parties, and shall use its best efforts to obtain any third party consents, that the other party may reasonably request in connection with the Transactions, including, without limitation, consent of its shareholders. Each party hereto shall give any notices to, and make any filings with, any Governmental Authorities required in connection with the Transactions.

    (c)        Operation of Businesses. The Purchaser shall not, nor shall the Seller cause any Target to, engage in any practice, take any action, or enter into any transaction outside of the Ordinary Course of Business. Without limiting the generality of the foregoing, the Purchaser shall not, nor shall the Seller cause any Target to: (i) declare, set aside, or pay any dividend; (ii) make any distribution to the holders of its equity securities; (iii) redeem, purchase, or otherwise acquire any of its equity securities; or (iv) otherwise engage in any practice, take any action, or enter into any transaction that could reasonably be expected to result in a material adverse change in its respective business.

    (d)        Preservation of the Businesses. (i) The Seller shall cause each Target to keep its business and properties substantially intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees.

    (ii)        The Seller shall not cause either Target to enter into any new line of business or incur or commit to any capital expenditures without first obtaining the Purchaser’s written consent thereto or terminate or permit to be terminated any existing insurance policy relating to either Target or the Business or modify or reduce the coverage thereunder.

    (iii)        The Seller shall not enter into any agreement or plan, the disclosure of which would be required pursuant to any section of this Agreement.

    (e)        Preservation of the Purchaser’s Business. The Purchaser shall keep its business and properties substantially intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees.

    (f)        Full Access. Each party shall permit the other party and its Representatives, upon reasonable notice, to have reasonable access, during normal business hours, and in a manner that does not interfere with the normal business operations of such party’s business, to the premises, properties, personnel, books, records (including Tax records), Contracts, and other documents of or pertaining to such party.

    (g)        Public Announcements. Neither party hereto shall issue any press releases or make any public statement with respect to this Agreement or the Transactions except (1) as may be required by applicable law and following the consultation with the other party hereto or (2) unless the other party consents thereto, which consent shall not be unreasonably withheld. The parties agree that following the Closing the parties shall act in good faith to agree on the form of press release announcing the consummation of the Transactions.

    (h)        Confidentiality. Each party hereto shall comply with the confidentiality provisions set forth in Section 7(c) hereof.

    (i)        Exclusivity. The parties agree that they and their Representatives will negotiate exclusively with one another with respect to any transactions relating to any purchase and sale of the kind described in this Agreement and that they shall not engage in any negotiations with any other parties or entertain any offers for or enter into any agreement with any other parties with respect any transactions relating to any purchase and sale of the kind described in this Agreement . It is expressly understood and agreed that, notwithstanding the foregoing, the Purchaser may enter into negotiations for and enter into any transaction that would not impair either its cash or equity position as of the date of this Agreement.

    (j)        Notice of Development. Each party hereto will give prompt written notice to the other of any development causing a breach of its representations in this Agreement. No disclosure by any party hereto pursuant to this Section 6(j), however, shall be deemed to amend or supplement the schedules attached hereto or cure any misrepresentation, breach of warranty or breach of covenant unless expressly consented to in writing by the party to whom the notice is given; provided that in the event notice is given prior to the Closing and the party to whom notice is given does not consent to such amendment, supplement and cure, the party making the disclosure shall have no obligation to consummate the Transactions. .

        SECTION 7. Post-Closing Covenants. (a) Litigation Support. The Seller shall reasonably support the Purchaser in any litigation relating to the Business that arises after the Closing but which involves events which occurred prior thereto; provided that all costs and expenses incurred in connection therewith (including, but not limited to, fees and disbursements of counsel) shall be borne by the Purchaser unless the Purchaser is entitled to indemnification therefor pursuant to Section 9 hereof.

    (b)        Transition. The Seller shall not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of either Target from maintaining the same business relationship with such Target after the Closing that such Person maintained with such Target prior thereto. The Seller shall refer all customer inquiries relating to the Businesses to the Targets from and after the Effective Date.

    (c)        Confidentiality. (i) Each party hereto shall, and shall cause each of its Representatives to, hold in strict confidence all Confidential Information, and no party hereto shall disclose any Confidential Information to any of its Representatives except to the extent such party reasonably determines is necessary or desirable in connection with the Transactions. Except as provided in the immediately preceding sentence, no party hereto shall, and each party hereto shall cause its Representatives not to, directly or indirectly, copy, reproduce, use, publish, disseminate, misuse, misappropriate, sell, assign, or otherwise transfer or disclose to any Person any Confidential Information.

    (ii)        In the event that any Receiving Party or any of its Representatives is requested pursuant to, or becomes compelled by, any applicable Law to disclose any Confidential Information of any Disclosing Party, such Receiving Party shall provide such Disclosing Party with prompt written notice thereof so that such Disclosing Party may seek a protective order or other appropriate remedy or, in such Disclosing Party’s sole discretion, waive compliance with the terms hereof. In the event that no such protective order or other remedy is obtained, or such Disclosing Party waives compliance with the terms hereof, the Person requested or compelled to disclose Confidential Information of such Disclosing Party shall furnish only that portion of such Confidential Information which it is advised in writing by counsel is legally required, and shall cooperate with such Disclosing Party in its efforts to obtain reliable assurance that confidential treatment will be accorded such Confidential Information.

    (d)        Non-Competition. For a period of two (2) years from and after the Closing Date, the Seller shall not engage, directly or indirectly, in any business that either Target conducts as of the Closing Date in any geographic area in which such Target conducts business as of such date, whether conducted in person or over the internet.

    (e)        Books and Records. From and after the Closing Date, the Purchaser shall be entitled to possession of all documents, books, records (including Tax records), Contracts, and financial data relating to the Targets; provided that the Purchaser shall hold same for reasonable inspection and use, for whatever reason, by the Seller.

        SECTION 8. Additional Post-Closing Covenants of the Purchaser and the Seller. (a) Voting Rights With Respect to the Sale of the Business and the Interests. Until the third anniversary of the Closing Date, the Purchaser shall not, directly or indirectly, without the prior written consent of holders of 66% of the then outstanding Series B Shares and 66% of the then outstanding Reserved Shares included in the Purchase Price, (i) Transfer all or any portion of the Interests or (ii) Transfer all or any portion of the Business.

    (b)        Transition Plan and Preliminary Budget. Attached hereto as Exhibit D is a Transition Plan Summary and Preliminary Budget and operating forecast of the Business prepared on a monthly basis for the period from Closing through December 31, 2003 and a quarterly basis for the period from January 1, 2004 through December 31, 2004 (“Initial Budget”). With respect to each fiscal year a budget and operating forecast (“Additional Budgets” and, together with the Initial Budget, the “Budgets”) will be submitted to the Purchaser’s Board of Directors at least 60 days prior to the beginning of such fiscal year. Each Additional Budget shall be accepted as the Budget for such fiscal year when it has been approved by a majority of the Purchaser’s Board of Directors. Budgets shall be reviewed periodically and all changes therein and all material deviations therefrom shall be resubmitted to the Purchaser’s Board of Directors in advance and shall be accepted when approved. There shall be no changes or material deviations to or from the Budgets without such prior approval of, a majority of the Purchaser’s Board of Directors. The Purchaser agrees to operate and, to the extent necessary, finance the Business, in accordance with the Budgets.

    (c)        Required Registration. Within six (6) months following the Closing, the Purchaser shall use its best efforts to register under the Securities Act the Securities for resale and do all other acts which may be necessary to enable the holders of the Securities to consummate the public sale of the Securities including, without limitation, the listing of the Securities on any securities exchange on which any securities of the Company are then listed, if the listing of the Securities is then permitted under the rules of such exchange. Within sixty (60) days following the Closing, the Seller shall deliver to Purchaser the audited financial statements of Targets required to be filed by Purchaser in order to register the Securities for resale under the Securities Act.

    (d)        Name Change. Promptly following the Closing, the Purchaser shall change its name to “The CattleSale Company”.

    (e)        Board of Directors. Upon the Closing, the Board of Directors of the Purchaser shall immediately be reconstituted with eight (8) directors and the current members of the Purchaser’s Board of Directors shall resign effective as of the Closing Date. By action taken by the written consent of the holders of 51% of the then outstanding shares of Purchaser’s Common Stock, upon the Closing four (4) of the current members of the Purchaser’s Board of Directors and four (4) persons to be designated by the Seller shall be elected as the directors of the Purchaser. The eight (8) members of the Purchaser’s Board of Directors described in this Section 8(e) (the “New Board”) shall so serve until the next meeting of the shareholders of the Purchaser and until their successors are appointed or elected and qualified.

    (f)        Actions of New Board. Immediately upon the election of the New Board, a meeting of the New Board shall be convened at which (x) the persons named on Exhibit H shall be elected to the offices set forth opposite their names on Exhibit H hereto and (y) proposed employment agreements between the Purchaser and each of the person whose names appear on Exhibit I, the terms and conditions of which have heretofore been agreed to in principal by the Seller, shall be approved.

    (g)        Tax-free Reorganization. The Purchaser agrees (1) to report, and cause its Affiliates to report, the Transactions for income tax purposes as a reorganization within the meaning of Code §368(a)(1)(C) (and any corresponding provision of state, local and foreign income tax law), (2) to not take any action, or permit any of its Affiliates to take any action, that may cause the Transactions to not qualify as a reorganization within the meaning of Code §368(a)(1)(C) (and any corresponding provision of state, local and foreign income tax law).

    (h)        Reimbursement Obligation of Purchaser. Promptly following the Closing, Purchaser shall reimburse Seller for all Ordinary Course of Business expenses of Targets (including, but not limited to, payroll and related benefits) incurred from and after the Effective Date to the extent such expenses are paid by Seller or Targets prior to the Closing Date, subject to Seller’s presentation of supporting information and documentation as the Purchaser may reasonably request.

        SECTION 9. Conditions to Obligation to Close. (a) Conditions to Obligation of the Purchaser. The obligation of the Purchaser to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Purchaser:

    (i)        The representations and warranties of the Seller contained herein shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made as of the Closing Date, other than such representations and warranties as are made as of another date, and the covenants and agreements contained herein to be complied with by the Seller on or before the Closing Date shall have been complied with in all material respects;

    (ii)        The Purchaser shall have received resolutions duly and validly adopted by the board of directors of the Seller evidencing its authorization of the execution and delivery hereof and the consummation of the Transactions;

    (iii)        The Seller and the Targets shall have procured all third party consents specified in Section 6(b) hereof;

    (iv)        Each of the Persons whose names appear on Exhibit E shall have executed and delivered to the Purchaser an employment agreement substantially in the form of Exhibit F;

    (v)        No Action shall be pending or threatened wherein an unfavorable Governmental Order, if issued, would: (A) prevent the consummation of any of the Transactions, (B) cause any of the Transactions to be rescinded following consummation thereof, (C) affect adversely the right of the Purchaser to own the Interests and control the Targets, or (D) affect adversely the right of either Target to own its assets and to operate its business (and no such Governmental Order shall be in effect);

    (vi)        The Seller shall have delivered to the Purchaser a certificate of an authorized officer of Seller to the effect that the conditions specified in Section 9(a)(i) hereof have been satisfied in all respects;

    (vii)        The Purchaser shall have received from the Seller a good standing certificate for each Target from the Secretary of State of Oregon dated as of a recent date prior to the Closing Date; and

    (viii)        The Purchaser shall have received from the Seller a pro-forma combined balance sheet of the Targets dated as of the Effective Date prepared in accordance with the letter agreement annexed hereto as Exhibit D.

    (b)        Conditions to Obligation of the Seller. The obligation of the Seller to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Seller:

    (i)        The representations and warranties of the Purchaser contained herein shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made as of the Closing Date, other than such representations and warranties as are made as of another date, and the covenants and agreements contained herein to be complied with by the Seller on or before the Closing Date shall have been complied with in all material respects;

    (ii)        The Purchaser shall have executed and delivered to each of the Persons whose names appear on Exhibit E an employment agreement substantially in the form of Exhibit F;

    (iii)        The Seller shall have received resolutions duly and validly adopted by the Board of Directors of the Purchaser evidencing its authorization of the execution and delivery hereof and the consummation of the Transactions;

    (iv)        No Action shall be pending or threatened wherein an unfavorable Governmental Order, if issued, would: (A) prevent the consummation of any of the Transactions or (B) cause any of the Transactions to be rescinded following consummation thereof (and no such Governmental Order shall be in effect);

    (v)        The Purchaser shall have delivered to the Seller a certificate of an authorized officer of Purchaser to the effect that the conditions specified in Section 9(b)(i) hereof have been satisfied in all respects;

    (vi)        The Seller shall have received all authorizations, consents, and approvals of Governmental Authorities specified in Section 6(b) hereof;

    (vii)        The Seller shall have received from the Purchaser a good standing certificate for the Seller from the Secretary of State of Delaware dated as of a recent date prior to the Closing Date;

    (viii)        The Purchaser shall have duly adopted the Certificate of Designations and such Certificate of Designations shall have been filed with the Secretary of State of the State of Delaware and become effective, and evidence of the foregoing in form and substance satisfactory to the Seller shall have been delivered to the Seller; and

    (ix)        The Board of Directors and shareholders of the Seller shall have consented to the execution and delivery hereof and the consummation of the Transactions.

        SECTION 10.   Remedies for Breaches of This Agreement. (a) Survival of Representations, Warranties and Covenants. The representations and warranties of the parties shall survive the Closing and shall remain in full force and effect, regardless of any investigation made by or on behalf of the other party, for a period of one year after the Closing Date. The agreements and covenants of the parties shall remain in full force and effect until the applicable period under the statute of limitations therefor has expired. No claim for breach of representations and warranties may be asserted by any indemnified person after such one (1) year period; provided that claims first asserted in writing with specificity within such period shall not be extinguished upon expiration of such one (1) year period.

    (b)        Indemnification Provisions for the Benefit of the Purchaser. The Seller shall defend, indemnify and hold the Purchaser, any Affiliate of the Purchaser and their respective current or future officers, directors, controlling persons, employees, agents, successors and permitted assigns (collectively, “Purchaser Indemnitees”) harmless from and against and in respect of any and all losses, liabilities, damages, claims, suits, proceedings, judgments, settlements and expenses, including reasonable attorneys’ fees, incurred by any such Purchaser Indemnity (hereinafter “Purchaser Losses”) which arise out of or in connection with (i) any breach of any of the representations and warranties of the Seller contained in this Agreement or (ii) any breach of any of the Seller’s covenants contained in this Agreement. The indemnity provided in this Section 10(b) shall be the sole and exclusive remedy of the Purchaser Indemnitees at law or equity for any matter covered by this Section 10(b).

    (c)        Indemnification Provisions for the Benefit of the Seller. The Purchaser shall defend, indemnify and hold Seller and its current or future officers, directors, controlling persons, employees, agents, successors and permitted assigns (collectively, “Seller Indemnitees”) harmless from and against and in respect of any and all actual losses, liabilities, damages, claims, suits, proceedings, judgments, settlements and expenses, including reasonable attorney’s fees, incurred by any such Seller Indemnitee (hereinafter “Seller Losses”) arising out of or in connection with (i) any breach of any of the representations and warranties of the Purchaser contained in this Agreement or (ii) any breach by the Purchaser of any of its covenants in this Agreement. The indemnity provided in this Section 10(c) shall be the sole and exclusive remedy of the Seller Indemnitees at law or equity for any matter covered by this Section 10(c).

    (d)        Matters Involving Third Parties. (i) In the event that any third party notifies any Purchaser Indemnitee or Seller Indemnitee (“Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the other party hereto (the “Indemnifying Party”) hereunder, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided that no delay on the part of the Indemnified Party in notifying the Indemnifying Party thereof shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent that) the Indemnifying Party is materially prejudiced thereby.

    (ii)        Any Indemnifying Party shall have the right, exercisable within ten (10) days after receipt of the notice of a Third Party Claim, to elect to defend the Indemnified Party against a Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as or to the extent that: (A) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief; (B) settlement of, or an adverse judgment with respect to, such Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party; and (C) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

    (iii)        So long as the Indemnifying Party is conducting the defense of a Third Party Claim in accordance with the provisions of Section 10(d)(ii) hereof: (A) the Indemnified Party may retain separate co-counsel, at its sole cost and expense, and participate in the defense thereof; provided, however, such separate co-counsel shall be at the Indemnifying Party’s cost and expense if counsel to the Indemnified Party has delivered its written opinion to the Indemnifying Party to the effect that there exists an actual or potential conflict of interest between the Indemnifying Party and the Indemnified Party; (B) the Indemnified Party shall not consent to the entry of any judgment, or enter into any settlement with respect to, such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned, or delayed; and (C) the Indemnifying Party shall not consent to the entry of any judgment, or enter into any settlement with respect to, such Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned, or delayed.

    (iv)        In the event that any of the conditions specified in Section 10(d)(ii) hereof is or becomes unsatisfied, then: (A) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, such Third Party Claim in any manner that it reasonably deems appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith); and (B) the Indemnifying Party shall remain responsible for any Purchaser Losses or Seller Losses, as applicable, that the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by, such Third Party Claim to the fullest extent provided herein.

    (v)        The parties hereto hereby consent to the non-exclusive jurisdiction of any New York State or federal court sitting in The City of New York and/or any other court in which the Third Party Claim may have been instigated for purposes of any claim that such Indemnified Party may have under this Agreement with respect to such Third Party Claim or the matters alleged therein, and agree that process may be served upon any Indemnifying Party with respect to such Third Party Claim by service of process delivered in the manner and to the address of such Indemnifying Party set forth in Schedule II of this Agreement.

        SECTION 11. Tax Matters. The following provisions shall govern the allocation of responsibility as between the Purchaser and the Seller for certain tax matters following the Closing Date:

    (a)        Cooperation on Tax Matters. (i) The Purchaser and the Seller shall cooperate fully, as and to the extent reasonably requested by any party hereto, with the filing of Tax Returns relating to the Target pursuant to the terms hereof and any audit, litigation, or other proceeding with respect to such Taxes. Such cooperation shall include: (A) the retention and, upon the request of any party hereto, the provision of records and information which are reasonably relevant thereto; and (B) making available the employees of such Person, on a mutually convenient basis, to provide additional information concerning, and explanations of, any material provided hereunder. The Purchaser and the Seller agree: (A) each shall retain all books and records with respect to Tax matters pertinent to Targets which relate to any taxable period that commenced prior to the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser or the Seller, any extensions thereof) therefor; (B) each shall abide by all record retention agreements entered into with any Governmental Authority; and (C) each shall give the other reasonable written notice prior to transferring, destroying, or discarding any such books and records and, if the other party so requests, allow the other party to take possession thereof.

    (ii)        The Purchaser and the Seller shall, upon request, use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed on any party hereto (including, but not limited to, with respect to the Transactions).

    (iii)        Each of the Purchaser and the Seller shall, upon request, provide the other party hereto with all information that such party may be required to report pursuant to Section 6043 of the Code and all Treasury Department Regulations promulgated thereunder.

    (b)        Certain Taxes. All transfer, documentary, sales, use, or stamp taxes and fees (including any penalties and interest) incurred in connection herewith shall be paid by the Purchaser when due, and the Purchaser shall, at its own expense, file all necessary Tax Returns and other documentation with respect thereto and, if required by applicable Law, Seller shall, and shall cause its Affiliates to, join in the execution of any such Tax Return and other documentation.

SECTION 12. Termination. (a) This Agreement may be terminated by written notice of termination at any time prior to the Closing:

    (i)        by the mutual consent of the Purchaser and the Seller;

    (ii)        by the Purchaser if: (A) the Seller has breached any material representation, warranty, or covenant contained herein in any material respect and such breach shall not have been cured within ten (10) Business Days of the date of delivery of written notice thereof or (B) if the Closing shall not have occurred on or before March 7, 2003 by reason of the failure of any condition precedent contained in Section 9(a) hereof to have been satisfied (unless such failure results primarily from the Purchaser’s breach of any representation, warranty, or covenant contained herein)

    (iii)        by the Seller if: (A) the Purchaser has breached any material representation, warranty, or covenant contained herein in any material respect and such breach shall not have been cured within ten (10) Business Days of the date of delivery of written notice thereof or (B) if the Closing shall not have occurred on or before March 7, 2003 by reason of the failure of any condition precedent contained in Section 9(b) hereof to have been satisfied (unless such failure results primarily from the Seller’s breach of any representation, warranty, or covenant contained herein) ; and

    (iv)        by either party if the consummation of the Transactions would violate any non-appealable final order, decree or judgement of any Governmental Authority having competent jurisdiction.

    (b)        The party desiring to terminate this Agreement shall give written notice of such termination to the other party.

    (c)        In the event of termination of this Agreement as provided in Section 12(a), this Agreement (except for Sections 6(h) regarding confidentiality and 13(b) regarding expenses) shall forthwith become void and there shall not be any Liability or obligation with respect to the terminated provisions of the Agreement on the part of either party hereto or its respective officers or directors.

        SECTION 13. Miscellaneous.

     (a)        Further Action. Each party hereto shall, promptly after any request therefor by the other party hereto and at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification hereunder), take or cause to be taken all actions, do or cause to be done all things, and execute and deliver or cause to be executed and delivered all documents, instruments, certificates, further assurances, or other papers, which such requesting party may reasonably deem necessary, appropriate, or desirable in connection with this Agreement and the consummation of the Transactions.

    (b)        Expenses. Each party hereto shall pay all costs and expenses (including, without limitation, all fees and disbursements of counsel to such party and its Affiliates) incurred by or on behalf of such party in connection with this Agreement and the consummation the Transactions.

    (c)        Notices. Any notice, request, claim, demand, or other communication given or made hereunder by either party hereto shall be in writing and shall be given or made by delivery in person, or by reputable overnight business courier service, telecopy, or registered or certified mail (postage prepaid, return receipt requested) to the addressee at its address or telecopier number set forth in Schedule II hereto (or to such other address or telecopier number as such party may hereafter specify for such purpose by notice given in accordance with this paragraph). Any notice, request, claim, demand, or other communication given or made hereunder by telecopy shall be followed promptly by a confirmation copy sent by reputable overnight business courier service. Any notice, demand, request, or other communication hereunder shall be effective upon the earliest of: (i) the receipt thereof by the addressee; (ii) the deposit thereof in the mails of the United States of America; provided, however, that the time period in which any response to any such notice, demand, request, or other communication is required to be given shall commence from the date of receipt thereof by the addressee as evidenced by the return receipt with respect thereto; (iii) the rejection or other refusal of delivery thereof by the addressee or any agent of the addressee; or (iv) the failure of delivery thereof as a result of the addressee’s failure to properly give notice hereunder of any change of its address or telecopier number.

    (d)        Assignment. Neither party hereto shall assign its rights or delegate its obligations hereunder by operation of law or otherwise without the express written consent of the other party hereto (which consent may be granted or withheld in such party’s sole discretion).

    (e)        Amendment; Waiver. No amendment or restatement hereof or supplement or other modification hereto shall be valid or effective unless such amendment, restatement, supplement, or other modification is in writing, expressly refers hereto, and is signed by each party hereto. No consent to, or waiver, discharge, or release of, any term or provision or breach hereof shall be valid or effective unless such consent, waiver, discharge, or release is in writing, expressly refers hereto, and is signed by the party to be bound thereby, and no such consent, waiver, discharge, or release shall constitute a consent, waiver, discharge, or release of any other term or provision hereof or any subsequent breach hereof, whether or not similar in nature, or a subsequent consent, waiver, discharge, or release of the same term, provision, or breach hereof. No failure to exercise or delay in exercising any right, power, or remedy hereunder by either party hereto, including any failure to insist in any instance upon strict, complete, or timely performance or observance by the other party hereto of any term or provision hereof or obligation hereunder, shall constitute a consent, waiver, discharge, or release of any such right, power, or remedy, and no single or partial exercise of any right, power, or remedy by either party hereto shall preclude any other or further exercise of any such right, power, or remedy.

    (f)        Entire Agreement. This Agreement, including all annexes, appendices, exhibits, and schedules hereto, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior or contemporaneous negotiations, covenants, agreements, representations, warranties, undertakings, and understandings, written or oral, and courses of conduct and dealing between the parties hereto, with respect to the subject matter hereof.

    (g)        Severability. If any term or other provision hereof is determined by any court of competent jurisdiction to be invalid, illegal, or unenforceable in whole or in part by reason of any applicable Law or public policy, and such determination becomes final and non-appealable, such term or other provision shall remain in full force and effect to the fullest extent permitted by Law, and all other terms and provisions hereof shall remain in full force and effect in their entirety. Without limiting the generality of the foregoing, if the duration, scope, or area of restriction set forth in Section 6(d) is determined by any court of competent jurisdiction to be invalid, illegal, or unenforceable in whole or in part by reason of any applicable Law or public policy now or hereafter existing, the maximum valid, legal, and enforceable duration, scope, or area of restriction shall be substituted, and each party hereto shall petition any such court to cause the maximum valid, legal, and enforceable duration, scope, or area of restriction to be so substituted, for the duration, scope, or geographic area of restriction set forth herein.

    (h)        Successors and Assigns; No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, whether express or implied, is intended to or shall confer upon any other Person any legal or equitable right, power, or remedy of any kind, nature, or description whatsoever under or by reason hereof.

    (i)        Remedies. (i) All rights, powers, and remedies hereunder of each party hereto shall, to the fullest extent permitted by Law, be cumulative and not alternative, and in addition to all other rights, powers, and remedies of such party, whether specifically granted hereunder or otherwise existing under any Law, and may be exercised from time to time and as often and in such order as such party may deem necessary, appropriate, or desirable, and the exercise or the beginning of the exercise of any right, power, or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other right, power, or remedy.

    (ii)        Each party hereto hereby acknowledges that irreparable damage would occur, and the other party’s remedies at law would be inadequate, if any term or provision hereof was not performed or observed strictly in accordance herewith, and hereby unconditionally and irrevocably waives any defense that may be available to it that the other party’s remedies at law are adequate or that its injuries are not irreparable. Each party hereto may, without posting any bond or other security and in addition to any remedy available to it at law, obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction, or any other equitable remedy which may then be available to it.

    (j)        Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without reference to the choice of law principals thereof.

    (k)        Waiver of Jury Trial. Each party hereto hereby unconditionally and irrevocably waives all right to trial by jury in any action, suit, or proceeding (whether based on contract, tort, or otherwise) based upon, resulting from, arising out of, or relating to this Agreement or any transaction or agreement contemplated hereby.

    (l)        Jurisdiction; Service of Process. Each party hereto hereby unconditionally and irrevocably submits, for itself and its property, to the exclusive jurisdiction of the Designated Courts, over any Designated Action. All claims with respect to any Designated Action shall be heard and determined in a Designated Court. No party hereto shall commence any Designated Action except in a Designated Court. No party hereto shall, and each party hereto hereby irrevocably waives any right it may have: (i) to plead or make any objection to the venue of any Designated Court; (ii) to plead or make any claim that any Designated Action brought in any Designated Court has been brought in an improper or otherwise inconvenient forum; (iii) to plead or make any claim that any Designated Court lacks personal jurisdiction over it; or (iv) to seek any punitive damages in any Designated Action. Any final Governmental Order in any Designated Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. The summons and complaint or any other process in any Designated Action may be served by mailing to any of the addresses set forth in Schedule II hereto or by hand delivery to a person of suitable age and discretion at any such address, and any such service shall be deemed to be complete on the date such process is so mailed or delivered and to have the same force and effect as personal service within the State of New York.

    (m)        Headings. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning, construction, or interpretation of any term or provision hereof.

    (n)        Exhibits. Each annex, appendix, exhibit, and schedule hereto is hereby incorporated herein by reference in its entirety.

    (o)        Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement with the same effect as if such signatures were upon the same instrument.

    (p)        Delivery Via Telecopier. Delivery of an executed counterpart hereof via telecopier shall be as effective as delivery of a manually executed counterpart hereof.

    (q)        Disclosure Generally. If and to the extent any information required to be furnished in any Section of the Disclosure Schedule or updated Disclosure Schedule is contained in this Agreement or in any other Section of the Disclosure Schedule or updated Disclosure Schedule, such information shall be deemed to be included in all Section of the Disclosure Schedule in which the information is required to be included to the extent such disclosure is reasonably apparent on its face to be applicable to such other Sections of the Disclosure Schedule or updated Disclosure Schedule. The inclusion of any information in any Section of the Disclosure Schedule or updated Disclosure Schedule shall not be deemed to be an admission or acknowledgment by the Purchaser or Seller, as applicable, in and of itself, that such information is material to or outside the Ordinary Course of Business of such party.

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IN WITNESS WHEREOF, each party hereto has executed and delivered this Agreement as of the date first written above.

AEI ENVIRONMENTAL, INC. By: /s/ David W. Pequet ————————————— Name: David W. Pequet Title: Director and Chairman of Deal Committee

DYNACORE HOLDINGS CORPORATION By: /s/ Asher B. Edelman ————————————— Name: Asher B. Edelman Title: Director and Chairman of Deal Committee

25

SCHEDULE I

CERTAIN DEFINED TERMS

        In addition to the other capitalized terms defined in the body of the Agreement, the following terms shall have the following meanings:

        “Action” means any claim, action, suit, arbitration, inquiry, proceeding, notice of violation, or investigation by or before any Governmental Authority.

        “Agreement” means this purchase agreement, including all annexes, appendices, exhibits, and schedules hereto, as amended, supplemented, or otherwise modified from time to time.

        “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act.

        “Affiliated Group” means any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of Law.

        “Business Day” means any day that is not a Saturday, a Sunday, or another day on which banks are required or authorized by Law to be closed in New York, New York.

        “Code” means the Internal Revenue Code of 1986, as amended.

        “Confidential Information” means, with respect to any Disclosing Party: (i) all information relating to the authorization, preparation, negotiation, execution, delivery, administration, and performance of this Agreement, including, without limitation, the terms, conditions, and existence hereof; and (ii) all information, whether communicated orally or in writing, or by electronic or magnetic media, visual observation, or other means which is confidential or proprietary information of such Disclosing Party; and all notes, analyses, compilations, studies, interpretations, or other documents which contain, reflect, or are based upon, in whole or in part, any such confidential or proprietary information; provided, however, that Confidential Information shall not include information which: (A) is or becomes generally available or known to the public, other than as a result of any disclosure by the Receiving Party or any of its Representatives in violation hereof; (B) is or becomes available to the Receiving Party on a non-confidential basis from any source other than the Disclosing Party or any of its Representatives, other than any such source that the Receiving Party or any of its Representatives knows or should know is prohibited by a legal, contractual, or fiduciary obligation to the Disclosing Party from disclosing such information; (C) is independently developed by the Receiving Party; or (D) is or becomes required to be disclosed pursuant to the Securities Act or the Exchange Act, as the case may be, or the rules and regulations thereunder.

        “Contract” means any contract, agreement, lease, sublease, license, sublicense, guaranty, letter of credit, credit or loan agreement, pledge or security agreement, note, bond, mortgage, deed of trust, indenture, commitment, sale or purchase order, or other understanding or arrangement, written or oral, of any kind, nature, or description whatsoever, or any waiver, consent, or other authorization relating to any of the foregoing.

SCHEDULE I

        “Designated Action” means any Action based upon, resulting from, arising out of, or relating to this Agreement or any transaction or agreement contemplated hereby, or for the recognition or enforcement of any judgment resulting from any such Action.

        “Designated Court” means any court of the State of New York and any federal court of the United States of America, in either case, sitting in the City and County of New York, and any appellate court therefrom.

        “Disabling Devices” means threats known as Software viruses, worms, sniffers, salamis, time bombs, logic bombs, Trojan horses, trap doors or other computer instructions, intentional devices or techniques that can or were designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, steal, take over or be used to take over operation of, allow or enable to be used to allow or enable unauthorized access to or use of, by-pass, disable, or shut down all or any part of a computer system or network, or computer data, including its firewalls, security or user passwords or other similar protections, data or databases, hardware or Software.

        “Disclosure Schedule” means the disclosure schedule attached hereto as Schedule III, dated as of the date hereof, and forming a part hereof.

        “Disclosing Party” means any party hereto which discloses hereunder or in connection with the transaction or relationships contemplated hereby any of its Confidential Information to any other party hereto.

         “Effective Date” means the Closing Date.

        “Effective Time” means 12:01 a.m. on the Closing Date.

        “Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and any other material employee benefit plan, program or arrangement of any kind.

        “Environmental, Health, and Safety Requirements” means all Laws (including common law) and Governmental Orders concerning public health and safety, worker health and safety, and pollution or protection of the environment, including, without limitation, all such Laws and Governmental Orders which relate to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances, or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, or radiation, in each case, as amended and as now or hereafter in effect.

        “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

        “Exchange Act” means the Securities Exchange Act of 1934, as amended.

        “Fully Diluted” means, at any time, with respect to any class of capital stock, the number of outstanding shares of such capital stock assuming the conversion of all then outstanding securities that are convertible into or exchangeable for such capital stock or are issuable upon the exercise of any rights outstanding at such time, whether or not the conditions for such conversion, exchange or exercise then exist.

        “GAAP” means United States generally accepted accounting principles as in effect from time to time.

        “Governmental Authority” means any national, federal, state, municipal, local, or other government, governmental, regulatory, or administrative authority, agency, or commission, or any court, tribunal, or judicial or arbitral body.

        “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

        “Intellectual Property” means: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and re-examinations thereof; (ii) all trademarks, service marks, trade dress, logos, trade names (including “CattleSale.com”), and corporate names, together with: (A) all translations, adaptations, derivations, and combinations thereof, (B) all goodwill associated therewith, and (C) all applications, registrations, and renewals thereof; (iii) all copyrightable works, all copyrights, and all applications, registrations, and renewals thereof; (iv) all mask works and all applications, registrations, and renewals thereof; (v) all trade secrets and confidential business information; (vi) all computer software (including data and related documentation); (vii) all internet domain names and IP addresses; (viii) all other proprietary rights; and (ix) all copies and tangible embodiments thereof.

        “Knowledge” means, with respect to a specified Person, actual knowledge of a particular fact; provided, however, that each representation made to the knowledge of a Person shall be deemed to include a representation that a reasonable investigation of the subject matter thereof has been conducted.

        “Law” means any international, national, federal, state, provincial, municipal, local, or other statute, law, ordinance, regulation, rule, code, order, or other requirement or rule of law.

        “Liability” means all debts, liabilities, and obligations of any kind, nature, or description whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, or determined or determinable, including, without limitation, those arising under any Law, Action, or Governmental Order, and those arising under any Contract.

        “Ordinary Course of Business” means, with respect to any specified Person, the ordinary course of business of such Person, consistent with past custom and practice (including with respect to quantity and frequency).

        “Person” means any individual, partnership, firm, corporation, limited Liability company, joint venture, association, trust, unincorporated organization, or other entity.

        “Purchaser Escrow Agent” means Asher B. Edelman.

        “Purchaser Escrow Agreement” means the escrow agreement to be executed on the Closing Date among the Purchaser Escrow Agent and the Purchaser, substantially in the form of Exhibit G-2 annexed hereto.

        “Receiving Party” means any party hereto which receives hereunder or in connection with the transaction or relationships contemplated hereby any Confidential Information of any other party hereto.

        “Representative” means, with respect to any specified Person, any Affiliate, manager, director, officer, employee, agent, accountant, or counsel of, or other Person empowered to act for, such Person.

        “Securities Act” means the Securities Act of 1933, as amended.

        “Security Interest” means any security interest, pledge, mortgage, lien (including, without limitation, any environmental or tax lien), charge, encumbrance, adverse claim, preferential arrangement, or restriction of any kind, nature, or description whatsoever, including, without limitation, any restriction on the use, voting, transfer, receipt of income, or other exercise of any attributes of ownership; provided that “Security Interest” shall not include: (i) mechanic’s, materialmen’s, and similar liens; (ii) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings; (iii) purchase money liens and liens securing rental payments under capital lease arrangements; and (iv) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

        “Seller Escrow Agent” means Pitney, Hardin, Kipp & Szuch, LLP.

        “Seller Escrow Agreement” means the escrow agreement to be executed on the Closing Date among the Seller Escrow Agent and the Seller, substantially in the form of Exhibit G-1 annexed hereto.

        “Software” means all computer software (whether or not separately compilable), including all computer programs, whether in source code or object code form, algorithms, “firmware” and other forms of microcode, edit controls, methodologies, flow charts and any and all systems documentation (including, data entry and data processing procedures, report generation and quality control procedures), logic and designs for all programs, software specifications and other documentation and file layouts and programmer’s notes or other written narratives of or comments on any programming or procedures used in the coding or maintenance of such computer software.

        “Target Software” means all Software owned on the date hereof or hereafter acquired by either Targets used in connection with the Business.

        “Taxes” means all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind, nature, or description whatsoever (together with all interest, penalties, loss, damage, Liability, expense, additions to tax and additional amounts or costs incurred or imposed with respect thereto) imposed by any Governmental Authority, including, without limitation: (i) taxes or other charges on or with respect to income, franchises, concessions, windfall or other profits, gross receipts, property, sales, use, capital, gains, capital stock or shares, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; (iii) license, registration, and documentation fees; and (iv) customs duties, tariffs, and similar charges.

        “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

        “Third Party Software” means all Software used or held for use by either Target in connection with the Business that does not constitute Target Software, including any Software licensed or leased by third parties to either of the Targets.

        “Transactions” means the transactions contemplated by this Agreement and each of the documents and instruments required hereby.

        “Transfer” means, with respect to any specified assets including, without limitation, any securities, to make, offer or agree to make, or suffer to be made any sale, transfer, assignment, allocation, distribution, gift, or other disposition of, or to create, incur, assume, permit, or suffer to exist any Security Interest upon or with respect to, by operation of Law or otherwise (including, without limitation, by merger, consolidation, dividend, or distribution), all or any part of such assets.

SCHEDULE II

ADDRESSES FOR NOTICES

                                      710 North York Road
                                      Hinsdale, Illinois 60521
                                      Attention:  John Zick, CEO
                                      Telephone:  (630) 325-4232
                                      Telecopier:  (630) 325-8167

With a copy to:                       Pitney, Hardin, Kipp & Szuch LLP
                                      685 Third Avenue
                                      New York, New York 10017-4024
                                      Attention: Barry T. Mehlman, Esq.
                                      Telephone:  (212) 297-5851
                                      Telecopier:  (212) 682-3485

If to Purchaser                       Dynacore Holdings Corporation
                                      717 Fifth Avenue
                                      New York, New York 10022
                                      Attention:  Asher B. Edelman
                                      Telephone:  (212) 371-7711
                                      Telecopier:  (212) 223-0006

With a copy to:                       Tannenbaum Helpern Syracuse & Hirschtritt LLP
                                      900 Third Avenue
                                      New York, New York 10022
                                      Attention:  Stephen Rosenberg, Esq.
                                      Telephone:  (212) 508-6700
                                      Telecopier:  (212) 371-1084

Exhibit 2

SECOND RESTATED

CERTIFICATE OF INCORPORATION

OF

DYNACORE HOLDINGS CORPORATION

PURSUANT TO SECTIONS 242, 245 AND 303

OF THE DELAWARE GENERAL CORPORATIONS LAW

        Dynacore Holdings Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certified as follows:

    l.        The name of the corporation is Dynacore Holdings Corporation. The date of the filing of its original certificate of incorporation with the Secretary of State of the State of Delaware was September 20, 1976. The name under which the Corporation filed its original certificate of incorporation was Datapoint Corporation.

    2.        The Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 18, 2000 after it was duly adopted pursuant to the Confirmation Order of the United States Bankruptcy Court for the District of Delaware, dated December 5, 2000 (Case No. 00-1853 (PJW)) without any further action by the Board of Directors or stockholders for the Corporation.

    3.        A Certificate of Designations, Preferences and Rights (the “Certificate of Designations”) pertaining to the Corporation’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock was filed with the Secretary of State of the State of Delaware on February 20, 2 after it was duly adopted by unanimous consent of the members of the Board of Directors at a telephonic meeting held on February 19, 2003.

    4.        This Second Restated Certificate of Incorporation (the “Certificate”) restates and further amends the provisions of the Restated Certificate of Incorporation by, inter alia, (i) changing the name of the Corporation, (ii) increasing the number of shares of Common Stock authorized for issuance, (iii) incorporating the rights and preferences of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock set forth in the Certificate of Designations, (iv) increasing the minimum size of the Board of Directors of the Corporation from seven (7) members to eight (8), and (v) revising certain provisions relating the powers of the Board of Directors and the stockholders of the Corporation.

    5.        This Certificate was duly adopted by unanimous consent of the members of the Board of Directors at the telephonic meeting held on February 19, 2003 and, on February 25, 2003, by joint written consent of the holders of (i) a majority of the outstanding shares of Common Stock, and (ii) all of the outstanding shares of Series A Convertible Preferred Stock, and (iii) all of the outstanding shares of the Series B Convertible Preferred Stock of the Corporation.

    6.        The text of the Restated Certificate of Incorporation of the Corporation is hereby restated in its entirety to provide as herein set forth in full.

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        FIRST: The name of the corporation is The CattleSale Company (hereinafter referred to as the “Corporation”).

        SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent of the Corporation at that address is The Corporation Trust Company.

        THIRD: The purposes of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

        FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is fifty five million (55,000,000) shares, consisting of fifty million (50,000,000) shares of Common Stock, par value one cent ($.01) per share (the “Common Stock”) and five million (5,000, 000) shares of Preferred Stock, par value one cent ($.001) per share (the “Preferred Stock”), of which five hundred thousand (500,000) shares shall be designated the “Series A Convertible Preferred Stock” (the “Series A Preferred Stock”) and four million (4,000,000) shares of Preferred Stock shall be designated the “Series B Convertible Preferred Stock” (the “Series B Preferred Stock”).

        FIFTH: Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Second Restated Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Second Restated Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock).

        SIXTH: Except as hereinafter provided, the Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in additional series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms hereof or of any Preferred Stock Designation.

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        SEVENTH: The rights and preferences of the Series A Preferred Stock and the Series B Preferred Stock are as follows:

         A. Dividends.

    1.        Holders of the shares of Series A Preferred Stock and holders of the Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Corporation out of funds of the Corporation legally available for payment, an annual cash dividend of $.25 per share, in semi-annual installments on January 15 and July 15, unless any such date is a non-business day, in which event the dividend will be payable on the next business day. Dividends on the Series A Preferred Stock and on the Series B Preferred Stock will be cumulative from the date of original issue and shall be payable to the holder of record on the record date fixed for such payment. Accumulated but undeclared dividends will not bear interest.

    2.        The Series A Preferred Stock and the Series B Preferred Stock shall rank on a parity as to dividends. When dividends are not paid in full upon the Series A Preferred Stock and the Series B Preferred Stock and upon any other stock ranking on a parity with them as to dividends (such other stock being the “Parity Stock”), all dividends declared upon shares of (i) Series A Preferred Stock, and (ii) Series B Preferred Stock and (iii) Parity Stock shall be declared pro rata. Except as provided in the preceding sentence, unless full cumulative dividends on the Series A Preferred Stock and the Series B Preferred Stock and the Parity Stock have been paid or declared and funds therefor set apart for such payment, no dividends shall be declared or paid or other distribution made upon the shares of the Corporation’s Common Stock or any other stock of the Corporation ranking junior as to dividends with the Series A Preferred Stock, the Series B Preferred Stock and the Parity Stock.

    3.        Dividends on the Series A Preferred Stock may be paid in whole or in part in cash and/or in shares of Common Stock and/or shares of Series A Preferred Stock. Dividends on the Series B Preferred Stock may be paid in whole or in part in cash and/or in shares of Common Stock and/or shares of Series B Preferred Stock. The basis for determining the value of Common Stock for purposes of making dividend payments shall be (x) if there is a market for the Common Stock, the highest bid and lowest asked prices of a share of Common Stock averaged over the thirty (30) days of trading prior to the date the dividend was declared, or (y) if there is not a market for the Common Stock, $1.38 per share. The basis for calculation of any such dividend payment whether payable in shares of Series A Preferred Stock or shares of Series B Preferred Stock (as applicable, the “Subject Stock”) shall be (x) if there is a market for the Subject Stock, the greater of (i) the highest bid and lowest asked prices of a share of the Subject Stock averaged over the thirty (30) days of trading prior to the date the dividend was declared, or (ii) $10.00 per share, or (y) if there is not a market for the Subject Stock, $10.00 per share. Any dividends paid by the Corporation’s delivery of Common Stock and/or Series A Preferred Stock and/or Series B Preferred Stock shall be deemed to be paid in full for all purposes.

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    4.        Upon the declaration of a dividend on the Series A Preferred Stock which, as provided in this Section A of Article SEVENTH, and upon the declaration of a dividend on the Series B Preferred Stock which, as provided in this Section A of Article SEVENTH, is to be paid in whole or in part of shares of Common Stock and/or (i) shares of Series A Preferred Stock and/or (ii) shares of Series B Preferred Stock, the Corporation will reserve and keep available out of its authorized but unissued shares of Common Stock and/or Series A Preferred Stock and/or Series B Preferred Stock, as the case may be, or its treasury shares thereof, solely for the purpose of issue as a dividend on the Series A Preferred Stock and/or the Series B Preferred Stock as provided in this Section A of Article SEVENTH, such number of shares of Common Stock and/or of shares of Series A Preferred Stock as shall then be issuable as a dividend on all the then outstanding shares of Series A Preferred Stock and/or shares of Series B Preferred Stock, as applicable. The Corporation will take all such action as may be necessary to assure that all such shares of Common Stock and/or shares of Series A Preferred Stock and/or shares of Series B Preferred Stock may be so issued without violation of any applicable law or regulation or any requirements of any domestic stock exchange upon which shares of Common Stock or shares of Series A Preferred Stock or shares of Series B Preferred Stock, as the case may be, may be listed.

    5.        Neither the holders of shares of Series A Preferred Stock nor the holders of the Series B Preferred Stock shall be entitled to participate in the profits of the Corporation beyond the fixed, preferential annual dividend set forth in this Section A of Article SEVENTH.

         B. Sinking Fund.

        Neither the holders of the Series A Preferred Stock nor the holders of the Series B Preferred Stock shall be entitled to the benefit of any sinking fund.

         C. Voting.

        The holder of each share of the Series A Preferred Stock, and the holder of each share of Series B Preferred Stock, shall have the right to one vote for each such share and, with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation. Except as provided by law, or by provisions establishing these or any other series of Preferred Stock, the holders of the Series A Preferred Stock and the holders of the Series B Preferred Stock shall vote together with the holders of Common Stock as a single class, with respect to any question upon which holders of Common Stock have the right to vote.

         D. Redemptions.

    1.        The Corporation, by resolution of the Board of Directors, shall redeem all or any part of the shares of Series A Preferred Stock and/or all or any part of the Series B Preferred Stock in accordance with this Section 6 upon the occurrence of (i) a merger or consolidation effecting the sale in one or a series of related transactions of all or substantially all of the assets of the Corporation or a sale of more than fifty percent (50%) of the then outstanding voting securities of the Corporation, or (ii) at such time, if ever, as the Corporation shall effect the registration of shares of the Common Stock of the Corporation under the Securities Act of 1933, as amended, and realize net proceeds therefrom in excess of $10,000,000 (a “Qualified Public Offering”). Any date on which the Corporation elects to redeem shares as provided in this Section D of Article SEVENTH shall be referred to as a “Redemption Date.”

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    2.        The Corporation shall not redeem any shares of Series B Preferred Stock or any other stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to dividends prior to redeeming all of the outstanding shares of Series A Preferred Stock.

    3.        The Corporation shall not redeem any other stock of the Corporation ranking junior to or on a parity with the Series B Preferred Stock as to dividends prior to redeeming all of the outstanding shares of Series B Preferred Stock.

    4.        The Series A Preferred Stock and/or the Series B Preferred Stock to be redeemed on a Redemption Date shall be redeemed by paying in cash $10.00 per share plus an amount equal to all accrued and unpaid dividends thereon (the “Redemption Price”); provided, however, that not more than forty percent (40%) of the net offering proceeds of a Qualified Public Offering shall be applied in the aggregate to the redemption of the Series A Preferred Stock and Series B Preferred Stock, in which event the shares not redeemed at the Redemption Price shall remain outstanding.

    5.        No less than thirty (30) nor more than ninety (90) days before any Redemption Date, written notice (the “Redemption Notice”) shall be given by mail, postage prepaid, to the holders of record of the Series A Preferred Stock, and/or the holders of record of the Series B Preferred Stock, to be redeemed, the Redemption Notice to be addressed to each stockholder at his address as shown by the records of the Corporation, specifying the number of shares to be redeemed, the Redemption Price and the place and date of such redemption. Failure to give such notice, or any defect in a notice or in the mailing thereof, shall not affect the validity of the redemption. If on or before such Redemption Date the funds necessary for redemption shall have been set aside so as to be and continue to be available therefor, then, notwithstanding that any certificate for shares of Series A Preferred Stock or Series B Preferred Stock to be redeemed shall not have been surrendered for cancellation, after the close of business on such Redemption Date, the shares so called for redemption shall no longer be deemed outstanding, the dividends thereon shall cease to accrue, and all rights with respect to such shares shall forthwith after the close of business on the Redemption Date cease, except the right of the holders thereof to receive upon presentation of the certificate representing shares so called for redemption, the Redemption Price therefor, without interest thereon.

    6.        The Corporation, by resolution of the Board of Directors, shall determine whether the shares of the Series A Preferred Stock and/or the shares of Series B Preferred Stock redeemed pursuant to this Section D of Article SEVENTH or otherwise acquired by the Corporation in any manner whatsoever shall be canceled or retained by the Corporation as treasury shares.

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    7.        In case of the redemption of only a part of the outstanding shares of Series A Preferred Stock or Series B Preferred Stock or other shares of any other series of redeemable preferred stock to be redeemed on a Redemption Date, all shares of Series A Preferred Stock or Series B Preferred Stock or other shares of any other series of redeemable preferred stock to be redeemed shall be selected by lot or pro rata, in whatever reasonable manner the Board of Directors of the Corporation determines, and there shall be so redeemed from each registered holder in whole shares, that proportion of all of the shares to be redeemed which the number of shares held by record by such holder bears to the total number of shares of Series A Preferred Stock or, if applicable, to the total number of Series B Preferred Stock, or, if applicable, other shares of any other series of redeemable preferred stock to be redeemed, at the time outstanding.

    8.        If the funds of the Corporation legally available for redemption are insufficient to redeem the total number of shares of Series A Preferred Stock or the total number of shares of Series B Preferred Stock and other shares of any other series of redeemable preferred stock to be redeemed on any Redemption Date, the funds that are legally available shall be used to redeem shares of Series A Preferred Stock or shares of Series B Preferred Stock, as the case may be, date pro rata among the holders of such shares in proportion to the number of shares then held by such holders prior to redeeming any shares of any other series to be redeemed on such date.

         E. Conversion.

    1.        Subject to and upon compliance with the provisions of this Section E of Article SEVENTH, each record holder of Series A Preferred Stock and each record holder of Series B Preferred Stock may, in writing, request the Corporation to convert all or any number of the shares of Series A Preferred Stock or Series B Preferred Stock owned by such holder into fully paid and nonassessable shares of Common Stock at the conversion rate of 7.25 shares of Common Stock per share of Series A Preferred Stock or share of Series B Preferred Stock, as the case may be. Notwithstanding the foregoing, no fewer than one thousand (1,000) shares of Series A Preferred Stock or Series B Preferred Stock may be converted by a holder at any time.

    2.        At the time of conversion in accordance with this Section E of Article SEVENTH, the Corporation shall pay to the holder of record of any share or shares of Series A Preferred Stock or Series B Preferred Stock surrendered for conversion any accrued and unpaid dividends on such stock.

    3.        Each conversion of shares of Series A Preferred Stock or Series B Preferred Stock into shares of Common Stock shall be effected by the surrender of the certificate or certificates representing the shares of Series A Preferred Stock or Series B Preferred Stock to be converted at the principal office of the Corporation (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holder or holders of the Series A Preferred Stock or Series B Preferred Stock, as the case may be) at any time during its usual business hours, together with written notice by the holder of such Series A Preferred Stock or Series B Preferred Stock stating that, such holder desires to convert the shares, or a stated number of shares, of Series A Preferred Stock or Series B Preferred Stock, as the case may be, represented by such certificate or certificates into the Common Stock, which notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for the Common Stock shall be issued and shall include instructions for delivery thereof. Promptly after such surrender and the receipt of such written notice, the Corporation shall issue and deliver in accordance with such instructions a certificate or certificates for the Common Stock issuable upon such conversion. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such certificate or certificates shall have been surrendered and such notice shall have been received, and at such time the rights of the holder of such Series A Preferred Stock (or specified portion thereof) or Series B Preferred Stock (or specified portion thereof) as such holder shall cease and the person or persons in whose name or names the certificate or certificates for shares of Common Stock are to be issued upon such conversion shall be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby.

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    4.        The Corporation, by resolution of the Board of Directors, shall determine whether shares of Series A Preferred Stock or Series B Preferred Stock which are converted into shares of Common Stock as provided herein shall be reissued.

    5.        The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common Stock or its treasury shares, solely for the purpose of issue upon the conversion of the Series A Preferred Stock and of the Series B Preferred Stock as provided in this Section E of Article SEVENTH, such number of shares of Common Stock as shall then be issuable upon the conversion of all the then outstanding shares of Series A Preferred Stock and Series B Preferred Stock. The Corporation will take all such action as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or regulation or any requirements of any domestic stock exchange upon which shares of Common Stock may be listed.

    6.        The Corporation shall not be required to issue any fractional shares of Common Stock upon the conversion of Series A Preferred Stock or Series B Preferred Stock. If any interest in a fractional share of Common Stock would otherwise be deliverable upon the conversion of Series A Preferred Stock or Series B Preferred Stock, the Corporation shall make adjustment for that fractional share interest by payment of an amount in cash equal to the same fraction of $10.00.

    7.        If the Corporation subdivides or combines in a larger or smaller number of shares its outstanding shares of Common Stock, then the number of shares of Common Stock issuable upon the conversion of Series A Preferred Stock and Series B Preferred Stock shall be proportionally increased in the case of a subdivision and decreased in the case of a combination, effective in either case at the close of business on the date that the subdivision or combination becomes effective.

    8.        If the Corporation is recapitalized or is consolidated with any other corporation (other than a merger or sale of assets transaction provided for elsewhere herein), provision shall be made as part of the terms of the recapitalization or consolidation so that the holders of Series A Preferred Stock and the holders of Series B Preferred Stock may receive, in lieu of the Common Stock otherwise issuable to them upon conversion of Series A Preferred Stock or Series B Preferred Stock, as the case may be, at the same conversion ratio, the same kind and amount or securities or assets as may be distributable upon the recapitalization or consolidation with respect to the Common Stock.

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    9.        If the Corporation at anytime pays to the holders of its Common Stock a dividend in Common Stock, the number of shares of Common Stock issuable upon the conversion of Series A Preferred Stock and Series B Preferred Stock shall be proportionally increased, effective at the close of business on the record date for determination of the holders of the Common Stock entitled to the dividends.

         F. Liquidation Rights.

    1.        In the event of the dissolution, voluntary or involuntary liquidation or winding-up of the Corporation (any such event hereinafter being a “Liquidation”), each holder of shares of the Series A Preferred Stock and each holder of Series B Preferred Stock shall be entitled to receive in cash out of the assets of the Corporation, whether from capital or earnings, available for distribution to the stockholders of the Corporation, before any amount is paid to the holders of the Common Stock, the sum of Ten Dollars ($10.00) per share for each share of Series A Preferred Stock or Series B Preferred Stock held by the holder plus an amount equal to the sum of the accumulated and unpaid dividends to the date fixed for the payment of the distribution on the shares of Series A Preferred Stock or Series B Preferred Stock held by the holder (the “Liquidation Preference”), prior to and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof. Unless the full Liquidation Preference payable on the Series A Preferred Stock has been paid, no Liquidation Preference shall be paid upon the shares of the Series B Preferred Stock or any other stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to payments upon Liquidation. To the extent that accrued but unpaid dividends, if any, consist of shares of Series A Preferred Stock or Series B Preferred Stock, such shares shall be deemed issued to the holder of the shares upon which such dividends accrued and the sum of $10.00 per share shall be distributed on such shares of Series A Preferred Stock or Series B Preferred Stock, as the case may be.

    2.        When the Liquidation Preference is not paid in full upon the Series A Preferred Stock and upon any other stock ranking on a parity as to payments upon Liquidation with the Series A Preferred Stock, the Liquidation Preference payable upon shares of Series A Preferred Stock, and any other stock ranking on a parity with it as to payments upon Liquidation, shall be paid pro rata.

    3.        When the Liquidation Preference is not paid in full upon the Series B Preferred Stock and upon any other stock ranking on a parity as to payments upon Liquidation with the Series B Preferred Stock, the Liquidation Preference payable upon shares of Series B Preferred Stock and any other stock ranking on a parity with it as to payments upon Liquidation, shall be declared pro rata. Except as provided in the preceding sentence, unless the full amount of the Liquidation Preference payable on the Series B Preferred Stock has been paid, no payments upon Liquidation shall be paid or other distribution made upon the shares of the Common Stock or any other stock of the Corporation ranking junior to or on a parity with the Series B Preferred Stock as to payments upon Liquidation.

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    4.        The purchase or redemption by the Corporation of any class of its stock in any manner permitted by law, the consolidation or merger of the Corporation with or into one or more other corporations, or the sale or transfer by the Corporation of all or substantially all of its assets shall not, for the purposes of determining preferences on liquidation, be deemed to be a liquidation, dissolution or winding up of the Corporation or a reduction of its capital. No holder of Series A Preferred Stock or Series B Preferred Stock shall be entitled to receive any amounts in connection with any liquidation, dissolution or winding up of the Corporation other than the amounts provided for in this Section F of Article SEVENTH.

         G. Protective Provisions.

    1.        Except as provided in this Section G of Article SEVENTH, so long as shares of the Series A Preferred Stock are outstanding, the Corporation shall not change the rights, preferences or privileges of Series A Preferred Stock in any material aspects prejudicial to the holders of Series A Preferred Stock. Except as provided in this Section G of Article SEVENTH, the Corporation shall not change the rights, preferences or privileges of Series B Preferred Stock in any material aspects prejudicial to the holders of Series B Preferred Stock.

    2.        Changes that shall require consent of the holders of at least fifty percent (50%) of the outstanding shares of Series A Preferred Stock or of the Series B Preferred Stock include (in each case, as applicable to the Series A Preferred Stock or the Series B Preferred Stock):

    (a)        an increase in the number of authorized shares of Series A Preferred Stock or Series B Preferred Stock (other than an increase solely in the number of shares of Series A Preferred Stock or Series B Preferred Stock necessary to pay a dividend declared thereon), an authorization or increase in the number of authorized shares of any class of stock ranking prior to, or on a parity with, Series A Preferred Stock or Series B Preferred Stock as to dividends or asset distributions, an authorization or increase in the number of authorized shares of any class of stock or other security convertible into, or evidencing the right to purchase, any class of stock ranking prior to, or on a parity with, Series A Preferred Stock or Series B Preferred Stock as to dividends or asset distributions;

    (b)        an amendment, alteration or repeal of any provision of the articles of incorporation of the Corporation or of any of the rights, preferences or privileges of the outstanding Series A Preferred Stock or Series B Preferred Stock fixed or determined by the Board of Directors of the Corporation that adversely affects the rights, preferences or privileges of Series A Preferred Stock or its holders or Series B Preferred Stock or its holders; or

    (c)        the merger or consolidation with or into one or more other corporations, (x) unless the corporation surviving or resulting from the merger or consolidation has after the merger or consolidation no class of stock ranking prior to, or on a parity with, Series A Preferred Stock or Series B Preferred Stock as to dividends or asset distributions, except the number of preferred shares with the same rights, preferences and privileges as the Series A Preferred Stock or Series B Preferred Stock authorized and outstanding immediately prior to the merger or consolidation, or (y) unless each holder of Series A Preferred Stock or Series B Preferred Stock at the time of the merger shall receive, in the case of a consolidation or a merger of the Corporation into another corporation, the same number of preferred shares with the same rights, preferences and privileges; or

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    (d)        the amendment or repeal of these paragraphs.

    3.        Changes that shall not require consent include (in each case, as applicable to the Series A Preferred Stock or the Series B Preferred Stock):

    (a)        an increase in the number of authorized shares of Common Stock of the

Corporation;

    (b)        a decrease in the number of authorized shares of Series A Preferred

Stock or of Series B Preferred Stock;

    (c)        an authorization or increase in the number of authorized shares of any class of stock ranking junior to Series A Preferred Stock or Series B Preferred Stock as to dividends and asset distributions; or

    (d)        an issuance of authorized but unissued shares of Series A Preferred Stock or shares of Series B Preferred Stock.

         G. Exclusion of Other Rights.

        Except as may otherwise be required by law, neither shares of the Series A Preferred Stock nor Series B Preferred Stock shall have any preferences or relative, participating, optional or other special rights, other than those specifically set forth herein (as may be amended from time to time) and in the Corporation’s Restated Certificate of Incorporation. Neither the shares of the Series A Preferred Stock nor Series B Preferred Stock shall have preemptive or subscription rights.

         H. Headings of Subdivisions.

        The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

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         I. Severability of Provisions.

        If any right, preference or limitation of the Series A Preferred Stock or of the Series B Preferred Stock set forth herein (as may be amended) from time to time is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such right, preference or limitation (including, without limitation, the dividend rate) shall be enforced to the maximum extent permitted by law and all other rights, preferences and limitations set forth herein (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed.

        EIGHTH: The following provisions are inserted for the management of the business and the conduct of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

    A.        The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the by-laws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

    B.        The directors of the Corporation need not be elected by written ballot unless the by-laws so provide.

    .        C. The Board of Directors of the Corporation shall be comprised of eight (8) directors. A majority of the directors shall be individuals who are deemed to be “independent” pursuant to the New York Stock Exchange and Nasdaq rules (each individual who satisfies such criteria, an “Independent Director”).

    D.        The Corporation shall have a Compensation Committee and an Audit Committee which shall be comprised exclusively of Independent Directors. At least one (1) member of the Audit Committee shall be a “financial expert,” as such term is defined in Section 406(b) of the Sarbannes-Oxley Act of 2002 and the rules and regulations from time to time promulgated thereunder.

    E.        Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the by-laws of the Corporation.

        NINTH: In order to preserve the net operating loss carryforwards (including any “net unrealized built-in loss,” as defined under applicable law), capital loss carryforwards, general business credit carryforwards, alternative minimum tax credit carryforwards and other tax benefits (collectively, the “Tax Benefits”) to which the Corporation or any member of the Corporation’s “affiliated group” as that term is used in Section 1504 of the Internal Revenue Code of 1986, as amended from time to time, or any successor statute (collectively, the “Code”), is or becomes entitled prior to the Expiration Date (as hereinafter defined) pursuant to the Code and the Treasury Regulations promulgated thereunder, as amended from time to time (the “Treasury Regulations”) or any applicable statute, the following restrictions shall apply until the earlier of (x) the day after the fifteenth anniversary of the date hereof, (y) the repeal of Section 382 of the Code if the Board of Directors determines that the restrictions in this Article NINTH are no longer necessary for the preservation of the Tax Benefits, and (z) the beginning of a taxable year of the Corporation to which the Board of Directors determines that no Tax Benefits may be carried forward, unless the Board of Directors shall fix an earlier or later date in accordance with Section (E) of this Article NINTH. (The date on which the restrictions of this Article NINTH expire hereunder is sometimes referred to herein as the “Expiration Date.”)

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    A.        Definitions. For purposes of this Article NINTH:

    1.        “Option shall have the meaning set forth in Treasury Regulations Section

1.382-4;

    2.        “Person” shall mean any individual, corporation, estate, trust, association, company, partnership, joint venture, or similar organization (including the Corporation), or any other entity described in Treasury Regulations Section 1.382-3(a)(I)(i);

    3.        “Prohibited Ownership Percentage” shall mean any Stock ownership that would cause a Person or Public Group to be a “5-percent shareholder” of the Corporation within the meaning of Treasury Regulations Section 1.382-2T(g)(1)(i) or (ii); for this purpose, whether a Person or Public Group would be a “5-percent shareholder” shall be determined (i) without giving effect to the following provisions: Treasury Regulations Sections 1.382-2T(g)(2), 1.382-2T(g)(3), 1.382-2T(h)(2)(iii) and 1.382-2T(h)(6)(iii), (ii) by treating every Person or Public Group which owns Stock, whether directly or by attribution, as directly owning such Stock, notwithstanding any further attribution of such Stock to other Persons and notwithstanding Treasury Regulations Section 1.382-2T(h)(2)(i)(A), (iii) by substituting the term “Person” in place of “individual” in Treasury Regulations Section 1.382-2T(g)(1), (iv) by taking into account ownership of Stock at any time during the “testing period” as defined in Treasury Regulations Section 1.382-2T(d)(1) (“Testing Period”), and (v) by treating each day during the Testing Period as if it were a “testing date” as defined in Treasury Regulations Section 1.382-2T(a)(4)(i); in addition, for the purpose of determining whether any Person or Public Group has a Prohibited Ownership Percentage as of any date, the definition of Stock set forth in Section A.5of this Article NINTH shall be applied in lieu of the definition in Treasury Regulations Section 1.382-2T(f)(18), except that any Option shall be treated as Stock only to the extent treating it as Stock would cause an increase in ownership of Stock by such Person and such Option would be deemed exercised pursuant to Treasury Regulations in effect from time to time (disregarding whether treating such Option as exercised would cause an ownership change);

    4.        “Public Group” shall have the meaning contained in Treasury Regulations Section 1.382-2T(f)(13), excluding any “direct public group” with respect to the Corporation, as that term is used in Treasury Regulations Section 1.382-2T(j)(2)(ii);

    5.        “Stock” refers to all classes of stock of the Corporation, all Options to acquire stock of the Corporation and all other interests that would be treated as stock in the Corporation pursuant to Treasury Regulations Section 1.382-2T(f)(18)(ii), other than (i) stock described in Section 1504(a)(4) of the Code and (ii) stock that would be described in such Section 1504(a)(4) but is not so described solely because it is entitled to vote as a result of dividend arrearages;

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    6.        “Transfer” shall mean any conveyance, by any means, of legal or beneficial ownership (directly or indirectly) of shares of Stock, whether such means are directly or indirectly, voluntary or involuntary, including, without limitation, the transfer of any ownership interest in any entity that owns (directly or indirectly) shares of Stock (and any reference in this Article NINTH to a Transfer of Stock shall include any Transfer of any interest in any such entity and references to the Persons to whom Stock is Transferred shall include Persons to whom any interest in any such entity shall have been Transferred); and

    7.        “Transferee” means any Person to whom Stock is Transferred.

         B. Prohibited Transfers.

        From and after the date hereof, no Person shall Transfer any Stock to any other Person to the extent that such Transfer, if effected: (i) would cause the Transferee or any Person or Public Group to have a Prohibited Ownership Percentage; (ii) would increase the Stock ownership percentage (determined in accordance with Section 382 of the Code and the Treasury Regulations thereunder) of any Transferee or any Person or Public Group having a Prohibited Ownership Percentage; or (iii) would create, under Treasury Regulations Section 1.382-2T(j)(3)(i), a new “public group” as that term is used in Treasury Regulations Section 1.382-2T(f)(13).

         C. Board of Directors Consent to Certain Transfers.

        The Board of Directors may permit any Transfer of Stock that would otherwise be prohibited pursuant to Section B of this Article NINTH if information relating to a specific proposed transaction is presented to the Board of Directors and the Board of Directors determines that, based on the facts in existence at the time of such determination, such transaction will not delay, prevent or otherwise jeopardize the Corporation’s full utilization of the Tax Benefits. The Board of Directors may impose any conditions that it deems reasonable and appropriate in connection with such a Transfer, including, without limitation, restrictions on the ability of any Transferee to Transfer Stock acquired through such Transfer, provided, however, that any such restrictions shall be consented to by such Transferee and the certificates representing such Stock shall include an appropriate legend.

         D. Waiver of Restrictions.

        Notwithstanding anything in this Article NINTH to the contrary, the Board of Directors may waive any of the restrictions contained in Section B of this Article NINTH in any instance in which the Board of Directors determines that a waiver would be in the best interests of the Corporation, notwithstanding the effect of such waiver on the Tax Benefits.

         E. Purported Transfer in Violation of Transfer Restriction.

        Unless the approval or waiver of the Board of Directors is obtained as provided in Section C or Section D of this Article NINTH, any purported Transfer of Stock in excess of the shares that could be Transferred to the Transferee without restriction under Section B of this Article NINTH shall be null and void and shall not be effective to Transfer record, legal, beneficial or any other ownership of such excess shares (the “Prohibited Shares”) to the purported acquiror of any form of such ownership (the “Purported Acquiror”), who shall not be entitled to any rights as a stockholder of the Corporation with respect to the Prohibited Shares (including, without limitation, the right to vote or to receive dividends with respect thereto). Any purported record, beneficial, legal or other owner of Prohibited Shares shall be deemed to be a “Purported Acquiror” of such Prohibited Shares. If there is more than one Purported Acquiror with respect to certain Prohibited Shares (for example, if the Purported Acquiror of record ownership of such Prohibited Shares is not the Purported Acquiror of beneficial ownership of such Prohibited Shares), then references to “Purported Acquiror” shall include any and all of such Purported Acquiror, as appropriate. Section F and Section G of this Article NINTH shall apply only in the case of violations of the restrictions contained in Section B(i) or Section B(ii) of this Article NINTH.

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    F.        Transfer of Prohibited Shares and Prohibited Distributions to Agent.

        Upon demand by the Corporation, the Purported Acquiror shall transfer or cause the transfer of any certificate or other evidence of purported ownership of the Prohibited Shares within the Purported Acquiror’s possession or control, along with any dividends or other distributions paid by the Corporation with respect to the Prohibited Shares that were received by the Purported Acquiror (the “Prohibited Distributions”), to an agent designated by the Corporation (the “Agent”). The Agent shall sell in an arms-length transaction (through the applicable exchange or market, if possible, but in any event consistent with applicable law) any Prohibited Shares transferred to the Agent by the Purported Acquiror. The proceeds of such sale shall be referred to as “Sales Proceeds.” If the Purported Acquiror has sold the Prohibited Shares to an unrelated party in an arms-length transaction after purportedly acquiring them, the Purported Acquiror shall be deemed to have sold the Prohibited Shares for the Agent, and in lieu of transferring the Prohibited Shares and Prohibited Distributions to the Agent shall transfer to the Agent the Prohibited Distributions and the proceeds of such sale (the “Resale Proceeds”), except to the extent that the Agent grants written permission to the Purported Acquiror to retain a portion of the Resale Proceeds not exceeding the amount that would have been payable by the Agent to the Purported Acquiror pursuant to Section G of this Article NINTH if the Prohibited Shares had been sold by the Agent rather than by the Purported Acquiror. Any purported Transfer of the Prohibited Shares by the Purported Acquiror other than a transfer which (a) is described in the preceding sentences of this Section F and (b) does not itself violate the provisions of this Article NINTH shall be null and void and shall not be effective to transfer any ownership of the Prohibited Shares.

         G. Allocation of Sale Proceeds, Resale Proceeds and Prohibited Distributions.

        The Sale Proceeds or the Resale Proceeds, if applicable, shall be allocated to the Purported Acquiror up to the following amount: (a) where applicable, the purported purchase price or value of consideration surrendered by the Purported Acquiror for the Prohibited Shares; or (b) where the purported Transfer of the Prohibited Shares to the Purported Acquiror was by gift, inheritance, or any similar purported Transfer, the fair market value of the Prohibited Shares at the time of such purported Transfer. Any Resale Proceeds or Sale Proceeds in excess of the Agent’s expenses incurred in performing its duties hereunder and the amount allocable to the Purported Acquiror pursuant to the preceding sentence, together with any Prohibited Distributions (such excess amount and Prohibited Distributions are collectively the “Subject Amounts”), shall be paid over to an entity designated by the Corporation that is described in Section 501(c)(3) of the Code. In no event shall any Prohibited Shares or Subject Amounts inure to the benefit of the Corporation or the Agent, but such amounts may be used to cover expenses incurred by the Agent in performing its duties hereunder.

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          H. Prompt Enforcement Against Purported Acquiror.

        Within thirty (30) business days after learning of the purported Transfer of Prohibited Shares to a Purported Acquiror or a Transfer of Stock which would cause a Person or Public Group to become a Prohibited party (as hereinafter defined), the Corporation through its Secretary shall demand that the Purported Acquiror or the Prohibited Party Group (as hereinafter defined) surrender to the Agent the certificates representing the Prohibited Shares, or any Resale Proceeds, and any Prohibited Distributions, and if such surrender is not made by the Purported Acquiror or Prohibited Party Group within thirty (30) business days after the date of such demand, the Corporation shall institute legal proceedings to compel such Transfer, provided, however, that nothing in this Section H of Article NINTH shall preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand, and provided further that failure of the Corporation to act within the time periods set out in this Section H of Article NINTH shall not constitute a waiver of any right of the Corporation to compel any Transfer required by, or take any action permitted by, this Article NINTH. Upon a determination by the Board of Directors that there has been or is threatened a purported Transfer of Prohibited Shares to a Purported Acquiror or a Transfer of Stock which would cause a Person or Public Group to become a Prohibited Party or any other violation of this Article NINTH, the Board of Directors may authorize such additional action as it deems advisable to give effect to the provisions of this Article NINTH, including, without limitation, refusing to give effect on the books of the Corporation to any such purported Transfer or instituting proceedings to enjoin any such purported Transfer.

         I. Other Remedies.

        In the event that the Board of Directors determines that a Person purposes to take any action in violation of Section B of this Article NINTH, or in the event that the Board of Directors determines after the fact that an action has been taken in violation of Section B of this Article NINTH, the Board of Directors subject to Section J of this Article NINTH, may take such action as it deems advisable to prevent or to refuse to give effect to any purported Transfer or other action on the books of the Corporation or instituting proceedings to enjoin such purported Transfer or other action. If any Person shall knowingly violate, or knowingly cause any other Person under the control of such Person (“Controlled Person”) to violate, Section B of this Article NINTH, then that Person and any Controlled Person shall be jointly and severally liable for, and shall pay to the Corporation, such amount as will, after taking account of all taxes imposed with respect to the receipt or accrual of such and all costs incurred by the Corporation as a result of such violation, put the Corporation in the same financial position as it would have been had such violation not occurred.

          J. No Restriction on Settlement of Exchange Transactions.

        Nothing contained in this Article NINTH shall preclude the settlement of any transaction involving Stock entered into through the facilities of the New York Stock Exchange, or any other national securities exchange. The application of the provisions and remedies described in this Article NINTH shall be seemed not to so preclude any such settlement.

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         K. Modification of Remedies For Certain Indirect Transfers.

        In the event of any Transfer of Stock or other event which does not involve a transfer of “securities” of the Corporation within the meaning of the DGCL, as amended (“Securities”), but which would cause a Person or Public Group (the “Prohibited Party” to violate a restriction provided for in Section B(i) or Section B(ii) of this Article NINTH, the application of Section F and Section G of this Article NINTH shall be modified as described in this Section K. In such case, the Prohibited Party and/or any Person or Public Group whose ownership of the Corporation’s Securities is attributed to the Prohibited Party pursuant to Section 382 of the Code and the Treasury Regulations thereunder (collectively, the “Prohibited Party Group”) shall not be required to dispose of any interest which is not a Security, but shall be deemed to have disposed of, and shall be required to dispose of, sufficient Securities (which Securities shall be disposed of in the inverse order in which they were acquired by members of the Prohibited Party Group), to cause the Prohibited Party, following such disposition, not to be in violation of Section B(i) or Section B(ii) of this Article NINTH. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Securities which are deemed to be disposed of shall be considered Prohibited Shares and shall be disposed of through the Agent as provided in Section F and Section G of this Article NINTH, except that the maximum aggregate amount payable to the Prohibited Party Group in connection with such sale shall be the fair market value of the Prohibited Shares at the time of the Prohibited Transfer.

         L. Obligation to Provide Information.

        The Corporation may require as a condition to the registration of the Transfer of any Stock that the proposed Transfer furnish to the Corporation all information reasonably requested by the Corporation with respect to all the directly or indirectly beneficial or legal ownership of Stock or Options to acquire Stock by the proposed Transferee and by Persons controlling, or controlled by or under common control with the proposed Transferee.

         M. Legends.

        All certificates issued by the Corporation evidencing ownership of shares of Stock of this Corporation that are subject to the restrictions on transfer and ownership contained in this Article NINTH shall conspicuously bear the following legend referencing the restrictions set forth in this Article NINTH:

“The shares of Dynacore Holdings Corporation represented by this certificate are subject to Transfer restrictions as set forth in the Second Restated Certificate of Incorporation of the corporation which, subject to certain exceptions prohibit any Person owning Stock from engaging in Prohibited Transfers. The holder of this certificate by acceptance hereof consents to be bound by such restrictions.

Dynacore Holdings Corporation will furnish without charge to each stockholder who so requests, a copy of the Second Restated Certificate of Incorporation of the corporation which sets forth the Prohibited Transfers, and a copy of the provisions setting forth the designations, preferences, privileges and rights of each class of stock or series thereof that the corporation is authorized to issue and the qualifications, limitations and restrictions of such preferences and/or rights. Any such request may be addressed to the Secretary of the corporation. Capitalized terms used and not defined herein shall have the respective meaning ascribed to them in the Second Restated Certificate of Incorporation.”

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         N. Further Actions.

        Subject to Section J of this Article NINTH, nothing contained in this Article NINTH shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation in preserving the Tax Benefits. Without limiting the generality of the foregoing, in the event of a change in law (including applicable regulations) making one or more of the following actions necessary or desirable or in the event that the Board of Directors believes one or more of such actions is in the best interest of the Corporation, the Board of Directors may (1) accelerate or extend the Expiration Date, (2) modify the definitions of any terms set forth in this Article NINTH or (3) conform any provisions of Section (A) of this Article NINTH to the extent necessary to make such provisions consistent with the Code and Treasury Regulations following any changes therein; provided that the Board of Directors shall determine in writing that such acceleration, extension, change or modification is reasonably necessary or desirable to preserve the Tax Benefits or that the continuation of these restrictions is no longer reasonable necessary for the preservation of the Tax Benefits, as the case may be, which determination may be based upon an opinion of legal counsel to the Corporation and which determination shall be filed with the Secretary of the Corporation and mailed by the Secretary to the stockholders of this Corporation within ten (10) days after the date of any such determination. In addition, the Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind Bylaws, regulations and procedures of the Corporation not inconsistent with the express provisions of this Article NINTH for purposes of determining whether any acquisition of Stock would jeopardize the Corporation’s ability to preserve and use the Tax Benefits, and for the orderly application, administration and implementation of the provisions of this Article NINTH. Such procedures and regulations shall be kept on file with the Secretary of the Corporation and with its transfer agent and shall be made available for inspection by the public and, upon request, shall be mailed to any holder of Stock. The Board of Directors of the corporation shall have the exclusive power and authority to administer this Article NINTH and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Article NINTH, including, without limitation, the right and power to (1) interpret the provisions of this Article NINTH, and (2) make all calculations and determinations deemed necessary or advisable for the administration of this Article NINTH. All such actions, calculations, interpretations and determinations which are done or made by the Board of Directors in good faith shall be final, conclusive and binding on the Corporation, the Agent, and all other parties; provided, however, the Board of Directors may delegate all or any portion of its duties and powers under this Article NINTH to a committee of the Board of Directors as it deems necessary or advisable.

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         O. Benefits of this Article NINTH.

        Nothing in this Article NINTH shall be construed to give to any Person other than the Corporation or the Agent any legal or equitable right, remedy or claim under this Article NINTH. This Article NINTH shall be for the sole and exclusive benefit of the Corporation and the Agent.

         P. Severability.

        If any provision of this Article NINTH or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article NINTH.

        TENTH: Upon receipt by the Corporation of distributions from the Dynacore Patent Litigation Trust (the “Trust”) on account of the Corporations beneficial trust interests in the Trust, the Corporation shall pay a mandatory dividend to its holders of Common Stock on December 20, 2002, from funds legally available therefor, in an amount equal to such distribution; provided, however, that no such mandatory dividend shall be payable in the event that the dividend per share shall be less than $1.00. Such mandatory dividend shall be made from time to time, and on such date or dates as the Board of Directors deems appropriate, provided, however, that the aggregate amount to be distributed hereunder shall be distributed no later than seventy-five (75) days after receipt by the Corporation of such distribution.

        ELEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

        TWEFLTH: The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation

        IN WITNESS WHEREOF, The CattleSale Company has caused this Second Restated Certificate of Incorporation to be signed in its name by Chairman of the Board of Directors this 25th day of February 2003, and the statements contained herein are affirmed as true under penalties of perjury.

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the cattlesale company By: /s/ Asher B. Edelman ————————————— Name: Asher B. Edelman

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Exhibit 3

EXECUTION COPY

ESCROW AND SECURITY AGREEMENT

        ESCROW AND SECURITY AGREEMENT, dated as of February 25, 2003 (the “Agreement”), between AEI Environmental, Inc., a Colorado corporation (the “Company”), and Pitney, Hardin, Kipp & Szuch, LLP, as escrow agent and secured party (“Pitney Hardin”).

W I T N E S S E T H:

        WHEREAS, the Company and Dynacore Holdings Corporation, a Delaware corporation (the “Purchaser”), are parties to a Purchase Agreement, dated as of February 25, 2003 (the “Purchase Agreement”), pursuant to which the Company has agreed to sell, and the Purchaser has agreed to purchase, all of the issued and outstanding limited liability company interests of each of Cattlesale.Com Livestock Commission Co. LLC and CS Auction Productions LLC;

        WHEREAS, pursuant to the Purchase Agreement, the Purchaser will deposit or cause to be deposited into escrow with Pitney Hardin certificates evidencing 1,323,000 shares of Series B Convertible Redeemable Preferred Stock, par value $.01 per share, of Purchaser (the “Preferred Shares”) and 9,593,168 shares of Common Stock, par value $.01 per share, of Purchaser (the “Common Shares”; and together with the Preferred Shares, the “Securities”), which Securities are to be held and distributed by Pitney Hardin in accordance with the provisions of this Agreement; and

        WHEREAS, Pitney Hardin is willing to act as escrow agent hereunder.

        NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements contained herein and intending to be legally bound hereby, the parties hereby agree as follows:

    1.        Appointment of Escrow Agent. The Company hereby appoints Pitney Hardin, and Pitney Hardin hereby agrees to serve as escrow agent, upon the terms and subject to the conditions of this Agreement.

    2.        Establishment of the Escrow.

         (a)        Simultaneously, with the execution and delivery of this Agreement, the Company has caused to be delivered to Pitney Hardin, pursuant to Section 2(e) of the Purchase Agreement, certificates evidencing the Securities, with blank stock powers duly signed attached thereto. Pitney Hardin shall hold the Securities in escrow pursuant to the terms and conditions of this Agreement until the later of (i) March 25, 2003 and (ii) the date on which Pitney Hardin’s invoice addressed to the Company, dated February 25, 2003, in the aggregate amount of $99,000.00 (the “Invoice”) is paid in full. By its execution and delivery of this Agreement, Pitney Hardin hereby acknowledges receipt of certificates evidencing the Securities.

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         (b)        At the direction of the Company, Pitney Hardin shall exercise all voting and other consensual rights pertaining to the Securities for any purpose not inconsistent with the terms of this Agreement.

         (c)        During the term of this Agreement, Pitney Hardin shall receive and hold all dividends and other distributions in respect of the Securities; provided that any and all such dividends or other distributions in respect of the Securities shall be held by Pitney Hardin pursuant to the terms and conditions of this Agreement in the same manner that the Securities are so held.

         (d)        The Company shall execute and deliver (or cause to be executed and delivered) to Pitney Hardin all such proxies and other instruments as Pitney Hardin may request for the purpose of enabling Pitney Hardin to exercise the voting and other rights which it may be called upon to exercise pursuant to Section 2(b) of this Agreement and to receive the dividends which it is authorized to receive and retain pursuant to Section 2(c) of this Agreement.

         (e)        The Company agrees that it will not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Securities, or (ii) create or permit to exist any lien, security interest, option or other charge or encumbrance upon or with respect to any of the Securities, except for any security interests granted in favor of Pitney Hardin. The Company agrees that it will cause the Purchaser not to issue any stock or other securities in addition to or in substitution for the Securities, except to Pitney Hardin.

         (f)        The Company hereby appoints Pitney Hardin the Company’s attorney-in-fact, with full authority in the place and stead of the Company and in the name of the Company or otherwise, from time to time in Pitney Hardin’s discretion to take any action and to execute any instrument which Pitney Hardin may deem necessary or advisable to accomplish the purposes of this Agreement including, without limitation, to receive, indorse and collect all instruments made payable to the Company representing any dividend or other distribution in respect of the Securities or any part thereof and to give full discharge for the same.

         (g)        The Company hereby grants Pitney Hardin a lien on the Securities such that in the event the obligations under the Invoice are not paid by the first anniversary of the date of this Agreement, Pitney Hardin shall have the right to sell, assign and transfer any or all of the Securities to pay itself the full amount of the obligations due under the Invoice. In connection therewith, Pitney Hardin may exercise in respect of the Securities, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party on default under the Uniform Commercial Code in effect in the State of New York at that time (the “Code”) (whether or not the Code applies to the affected Securities), and may also, without notice except as specified below, sell the Securities or any part thereof in one or more parcels at public or private sale, at any exchange, broker’s board or at any of Pitney Hardin’s offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as Pitney Hardin may deem commercially reasonable. The Company agrees that, to the extent notice of sale be required by law, at least ten days’ notice to the Company of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. Pitney Hardin shall not be obligated to make any sale of Securities regardless of notice of sale having been given. Pitney Hardin may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

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    3.        Purpose of this Agreement. Certificates evidencing the Securities have been deposited with Pitney Hardin and will be held by Pitney Hardin (i) to secure the obligation of Company to make payment to Pitney Hardin under the Invoice and (ii) to satisfy the provisions of Section 2(e) of the Purchase Agreement. .

    4.        Distribution of the Securities to the Company.

         (a)        On the date that is the later of March 25, 2003 and the date on which Pitney Hardin receives payment in full of the Invoice (the “Expiration Date”), Pitney Hardin shall release and distribute to the Company certificates evidencing that number of Securities equal to the number of Securities originally deposited with Pitney Hardin hereunder less the number of Securities, if any, sold pursuant to Section 2(g) of this Agreement..

         (b)        Upon distribution to the Company of the Securities pursuant to this Section 4, this Agreement shall terminate and Pitney Hardin shall be discharged from all obligations under this Agreement and shall have no further duties or responsibilities in connection herewith except to the extent of Pitney Hardin’s gross negligence or willful misconduct.

    5.        Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the other parties hereto (which consent may be granted or withheld in the sole discretion of such other parties). This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted successors and assigns.

    6.        Pitney Hardin.

         (a)        Except as expressly provided in this Agreement or by written agreement of Pitney Hardin and the Company, Pitney Hardin shall not sell, transfer or otherwise dispose of in any manner all or any portion of the Securities, except pursuant to a final and non-appealable order of a court of competent jurisdiction.

         (b)        The duties and obligations of Pitney Hardin shall be determined solely by this Agreement, and Pitney Hardin shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Agreement.

         (c)        In the performance of its duties hereunder, Pitney Hardin shall be entitled to rely upon any document, instrument or signature believed by it in good faith to be genuine and signed by any party hereto or by a person purporting to be an authorized officer or agent thereof, and shall not be required to investigate the truth or accuracy of any statement contained in any such document or instrument including without limitation the office or agency claimed by such signatory. Pitney Hardin may assume that any person purporting to give any notice on behalf of the Company, in accordance with the provisions of this Agreement has been duly authorized to give such notice.

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         (d)        At any time Pitney Hardin may request instructions in writing from the Company, and may at its own option include in such request the course of action it proposes to take and the date on which it proposes to act, regarding any matter arising in connection with its duties and obligations hereunder. Pitney Hardin shall not be liable for acting without the instructions of the Company in accordance with such a proposal on or after the date specified therein, provided that the specified date shall be at least ten (10) business days after the Company receives Pitney Hardin’s request for instructions and its proposed course of action, and provided further that, prior to so acting, Pitney Hardin has not received the written instructions requested from the Company.

         (e)        Pitney Hardin shall not be liable for any error of judgment, or any action taken, suffered or omitted to be taken, hereunder except in the case of its gross negligence or willful misconduct. Pitney Hardin may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. The powers conferred on Pitney Hardin hereunder are solely to protect its interest in obtaining payment of the Invoice and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Securities in its possession and the accounting for moneys actually received by it hereunder, Pitney Hardin shall have no duty as to any Securities, as to ascertaining or taking action with respect to exchanges, tenders or other matters relative to any Securities, whether or not Pitney Hardin has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to any Securities. Pitney Hardin shall be deemed to have exercised reasonable care in the custody and preservation of any Securities in its possession if such Securities are accorded treatment substantially equal to that which Pitney Hardin accords its own property. The duties and obligations of Pitney Hardin are those herein specifically provided and no other.

         (f)        Pitney Hardin shall be entitled to no fees for acting as escrow agent hereunder but Pitney Hardin shall be reimbursed upon request for all reasonable expenses, disbursements and advances, out-of-pocket expenses, if any, including, without limitation, reasonable attorneys fees and expenses, incurred or made by it in connection with the performance of its duties under this Agreement.

         (g)        Purchaser shall reimburse and indemnify Pitney Hardin for, and hold it harmless against, any loss, liability or expense, including, without limitation, reasonable attorneys’ fees and expenses, incurred without gross negligence or willful misconduct on the part of Pitney Hardin arising out of, or in connection with the acceptance of, or the performance of, its duties and obligations under this Agreement. Specifically and without limiting the foregoing, Pitney Hardin shall in no event have any liability in connection with its holding, in good faith and in accordance with the terms hereof, of all or any part of Securities held by it hereunder, including without limitation any liability for any delay not resulting from gross negligence or willful misconduct in the release of the Securities, or for any loss of income incident to any such delay. In no event shall Pitney Hardin be liable (i) for acting in accordance with instructions from Purchaser, (ii) for special or consequential damages, or (iii) for any amount in excess of the value of the Securities.

         (h)        In the event of any ambiguity in the provisions of this Agreement or any dispute between or conflicting claims by or among the undersigned and/or any other person or entity with respect to the Securities, Pitney Hardin shall be entitled, at its sole opinion, to refuse to comply with any and all claims, demands or instructions with respect to the Securities so long as such dispute or conflict shall continue, and Pitney Hardin shall not be or become liable in any way to the Company for its failure or refusal to comply with such conflicting claims, demands or instructions. Pitney Hardin shall be entitled to refuse to act until, at its sole opinion, either such conflicting or adverse claims or demands shall have been finally determined (on a final, non-appealable basis) by a court of competent jurisdiction or settled by agreement between the conflicting parties as evidenced in a writing, satisfactory to Pitney Hardin or Pitney Hardin shall have received security or an indemnity satisfactory to Pitney Hardin sufficient to save Pitney Hardin harmless from and against any and all loss, liability or expense which Pitney Hardin may incur by reason of its acting. Pitney Hardin may in addition elect, in its sole option, to commence an interpleader action in a court designated in Section 9 hereof or seek other judicial relief or orders as Pitney Hardin may deem necessary.

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         (i)        No provision of this Agreement shall require Pitney Hardin to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder.

         (j)        The provisions of Section 6(f) and 6(g) shall survive termination of this Agreement and/or the resignation or removal of Pitney Hardin.

         (k)        Pitney Hardin may at any time resign by giving ten (10) business days’ prior written notice of resignation to Purchaser. If Pitney Hardin shall resign, a successor escrow agent reasonably acceptable to the Purchaser, shall be appointed in writing by Pitney Hardin and, thereupon, the resignation of the predecessor escrow agent shall become effective and such successor escrow agent, without any further act, deed or conveyance, shall become vested with all right, title and interest to all cash and property held hereunder of such predecessor escrow agent. If no successor escrow agent shall have been appointed within ten (10) business days of a notice of resignation by Pitney Hardin, Pitney Hardin’s sole responsibility shall thereafter be to continue to hold the Securities until the earlier of its receipt of designation of a successor escrow agent, a joint written instruction by Pitney Hardin and Purchaser and termination of this Agreement or to apply to a court of competent jurisdiction for appointment of a successor escrow agent.

         (l)        The Company acknowledges that Pitney Hardin has served and may continue to serve as counsel to the Company.

    7.        Termination. This Agreement shall terminate on the date on which Pitney Hardin is no longer holding any Securities.

    8.        Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been given (a) upon delivery, if delivered personally or by Federal Express or by other reputable overnight courier service; (b) upon the first business day after the date of receipt by the sender of confirmation of transmission, if delivered by telecopy; (c) or upon the second business day after mailing, if by registered or certified mail (postage prepaid, return receipt requested), in each case to the respective parties at the following addresses or facsimile numbers as the case may be (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8 of this Agreement):

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AEI Environmental, Inc.
710 North York Road
Hinsdale, Illinois 60521
Attention:   John Zick, CEO
Telephone:   (630) 325-4232
Telecopier: (630) 325-8167

if to Pitney Hardin:

Pitney Hardin Kipp & Szuch, LLP
685 Third Avenue, 20th Floor
New York, New York 10017-4024
Attn.:  Barry T. Mehlman, Esq.
Facsimile: (212) 682-3485

    9.        Choice of Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws whether of New York or any other jurisdiction. The parties to this Agreement hereby irrevocably submit to the exclusive personal and subject matter jurisdiction of any New York State or federal court sitting in The City of New York in any action or proceeding arising out of or relating to this Agreement, including any appeal and any action for enforcement or recognition of any judgment relating thereto, and the parties hereto hereby irrevocably agree that all claims in respect of such action or proceeding may not be heard and determined in any court or before any panel other than such New York State or federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto hereby irrevocably waives, to the fullest extent such party may legally and effectively do so, (a) any objection such party may have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any New York State or federal court and (b) the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court. Each of the parties hereto irrevocably consents to service of process in any such action or proceeding in the manner provided for the delivery of notices in Section 8; provided that nothing herein shall affect the right of any such party to serve process in any other manner permitted by law.

    10.        Amendments. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Company and Pitney Hardin or (b) by a waiver in accordance with Section 11 of this Agreement.

    11.        Waiver. Any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto or (ii) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

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    12.        Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

    13.        Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, the Company and Pitney Hardin with respect to the subject matter hereof.

    14.        No Third Party Beneficiaries. Except in connection with an assignment permitted pursuant to Section 5 hereof, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

    15.        Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

    16.        Counterparts. This Escrow Agreement may be executed in one or more counterparts, and by different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed by duly authorized officers as of the day and year first written above.

AEI ENVIRONMENTAL, INC. By: /s/ Edward McMillan ————————————— Name: Edward McMillan Title: Chairman and Chief Executive Officer

PITNEY, HARDIN, KIPP & SZUCH, LLP as Escrow Agent and Secured Party By: /s/ Barry T. Mehlman ————————————— Name: Barry T. Mehlman

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